Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND MANAGEMENT INFORMATION CIRCULAR

with respect to the Annual General and Special Meeting of Shareholders to be held on Monday, August 13, 2026

Dated as of July 6, 2026

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the “Meeting”) of the shareholders of Optimi Health Corp. (“Optimi” or the “Corporation”) will be held via hybrid, in-person at Norton Rose Fulbright Canada LLP, 510 West Georgia St #1800, Vancouver, BC, V6B 0M3 and virtually via Zoom https://us02web.zoom.us/j/86397225043?pwd=z39PTLfn2evMTg4Q1YxkYdSvmxXAr8.1, Meeting ID: 863 9722 5043, Passcode: 951772, on Thursday, August 13, 2026 at 8:00 AM (Pacific), for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Corporation for the year ended September 30, 2025 and the report of the auditors thereon;

2.	to fix the number of directors of the Corporation at six (6);

3.	to elect the directors of the Corporation for the ensuing year;

4.	to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors;

5.	to consider and, if deemed advisable, pass, with or without amendment, an ordinary resolution, the full text of which is set out in the accompanying management information circular (the “Information Circular”), ratifying, adopting and approving the amended and restated 15% rolling equity incentive plan of the Corporation and authorizing the Corporation’s board of directors to make any other amendments thereto that may be required for the purpose of obtaining the approval of applicable securities regulatory authorities or stock exchanges;

6.	to consider and, if deemed advisable, pass with or without amendment, a special resolution authorizing the Corporation to amend its notice of articles and articles to create a class of preferred shares, issuable in series having terms and conditions determined by the board of directors of the Corporation (the “Preferred Shares”); and

7.	to transact such other business as may properly come before the Meeting.

Information relating to matters to be acted upon by the shareholders at the Meeting is set forth in the accompanying Information Circular.

The Meeting will be held via hybrid, in-person at Norton Rose Fulbright Canada LLP, 510 West Georgia St #1800, Vancouver, BC, V6B 0M3 and virtually via Zoom https://us02web.zoom.us/j/86397225043?pwd=z39PTLfn2evMTg4Q1YxkYdSvmxXAr8.1, Meeting ID: 863 9722 5043, Passcode: 951772, on Thursday, August 13, 2026 at 8:00 AM (Pacific). A registered shareholder may attend the Meeting in-person or may be represented by proxy. Shareholders unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, sign and return the accompanying instrument of proxy or appropriate form of proxy, in accordance with the instructions set forth in the accompanying Information Circular.

An instrument of proxy will not be valid unless it is deposited at the offices of Endeavor Trust Corporation (“Endeavor Trust”), 702 - 777 Hornby Street, Vancouver, B.C., V6Z 1S4, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or adjournment or postponements thereof at which the proxy is to be used.

Registered shareholders and duly appointed proxyholders will be able to vote at the Meeting, in accordance with instructions provided by the Chair at the Meeting. Beneficial shareholders (being shareholders who hold their securities through a broker, investment dealer, bank, trust company, custodian, nominee, or other intermediary) who have not duly appointed themselves as proxyholders will be able to attend, but will not be able to vote at the Meeting. If you are not a registered shareholder of the Corporation and received this notice and the Information Circular through your broker or another intermediary, please complete and return the accompanying Instrument of Proxy or Voting Instruction Form provided to you by such broker or other intermediary, in accordance with the instructions provided therein.

The persons appointed as proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine and whether or not the amendment, variation or other matter that comes before the Meeting is contested.

Only shareholders of record as at the close of business on July 6, 2026 will be entitled to receive notice of and vote for the Meeting.

DATED at Vancouver, British Columbia as of July 6, 2026.

ON BEHALF OF THE BOARD OF DIRECTORS

“/s/ JJ Wilson”
JJ Wilson
Chair of the Board

OPTIMI HEALTH CORP.

Management Information Circular

Unless otherwise stated, information contained herein is given as of July 6, 2026. All references to dollar amounts herein are references to Canadian dollars unless otherwise indicated.

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This management information circular (the “Information Circular”) is furnished in connection with the solicitation by the management of Optimi Health Corp. (“Optimi” or the “Corporation”) of proxies to be voted at the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (each a “Common Share”) of the Corporation to be held via hybrid, in-person at Norton Rose Fulbright Canada LLP, 510 West Georgia St #1800, Vancouver, BC, V6B 0M3 and virtually via Zoom https://us02web.zoom.us/j/86397225043?pwd=z39PTLfn2evMTg4Q1YxkYdSvmxXAr8.1, Meeting ID: 863 9722 5043, Passcode: 951772, on Thursday, August 13, 2026 at 8:00 AM (Pacific), for the purposes set forth in the notice of annual general and special meeting (the “Notice”) accompanying the Information Circular.

Unless otherwise stated, the information contained in this Information Circular is given as at July 6, 2026.

The Corporation is sending proxy-related materials directly to non-objecting beneficial owners pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). The Corporation does not intend to pay for intermediaries to forward to objecting beneficial owners under NI 54-101 the proxy-related materials and Form 54-107 Request for Voting Instructions Made by Intermediary. In the case of an objecting beneficial owner, the objecting beneficial owner will not receive the materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery. These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

The head office of the Corporation is located at 269 David Brown Way, Princeton, BC, V0X 1W0 and the registered and records office of the Corporation is located at 2054 Dowad Drive, Squamish, B.C., V8B 0Y8.

The solicitation of proxies by management of the Corporation will be made primarily by mail but solicitation may be made by telephone, internet, facsimile or oral communication with the cost of such solicitation to be borne by the Corporation. While no arrangements have been made to date, the Corporation may contract for the solicitation of proxies for the Meeting. Such arrangements would include customary fees which would be borne by the Corporation.

Appointment of Proxyholders

Accompanying this Information Circular is an instrument of proxy for use at the Meeting. Shareholders are strongly encouraged to vote by proxy in advance of the Meeting, those who wish to be represented by proxy are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope. All properly executed instruments of proxy for Shareholders must be submitted so as to reach or be deposited at the offices of Endeavor Trust Corporation (“Endeavor Trust”) (Attention: Proxy Department) at 702 - 777 Hornby Street, Vancouver, B.C., V6Z 1S4 no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. An instrument of proxy may be mailed to 702 - 777 Hornby Street, Vancouver, B.C., V6Z 1S4, faxed to 1-604-559-8908, emailed to proxy@endeavortrust.com or submitted online per the directions listed on the instrument of proxy or voter information card. If your vote is submitted by fax, email or online, do not mail back the proxy.

The persons designated in the instrument of proxy are officers and directors of the Corporation. A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting. To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management’s nominees. Alternatively, a Shareholder may complete another appropriate instrument of proxy.

Signing of Proxy

The instrument of proxy must be signed by a Shareholder or a Shareholder’s duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the Corporation. An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof. In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used; or (ii) with the Chair of the Meeting on the day of the Meeting, or any adjournment thereof. In addition, an instrument of proxy may be revoked: (i) by the Shareholder attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions. The management designees named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting. In the absence of such direction, such Common Shares will be voted “FOR” the proposed resolutions at the Meeting. The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting. In the event that amendments or variations to matters identified in the Notice are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the management designees to vote in accordance with their best judgment on such matters or business. At the time of printing this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Information Circular, none of the directors or senior officers of the Corporation at any time since the beginning of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on, other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Voting Shares, Record Date and Principal Shareholders

As at the date of this Information Circular, the authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value. The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting is July 6, 2026 (the “Record Date”). As at the Record Date, there were 5,725,867 Common Shares issued and outstanding as fully paid and non-assessable, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Corporation, there were no beneficial owners or persons exercising control or direction over Common Shares carrying more than 10% of the outstanding voting rights as of the Record Date.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all annual general and special meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. The holders of Common Shares are entitled to receive such dividends as the board of directors of the Corporation (the “Board of Directors” or the “Board”) declares and, upon liquidation, to receive such assets of the Corporation as are distributable to holders of Common Shares.

Voting of Common Shares – General

Only Shareholders whose names are entered in the Corporation’s register of shareholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

Voting of Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

a)	In the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited or “CDS”).

In accordance with the requirements of NI 54-101, the Corporation will distribute copies of the Notice, Information Circular and the instrument of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, Intermediaries will use a service corporation (such as Broadridge Financial Solutions, Inc. (“Broadridge”)) to forward Meeting Materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will:

a)	have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by Broadridge permit the completion of the voting instruction form by telephone or through internet based voting procedures; or

b)	less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Endeavor Trust at the address referred to above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Voting of Common Shares – Advice to US Beneficial Shareholders

If you are a beneficial shareholder located in the United States and wish to vote at the Meeting, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Endeavor Trust. Requests for registration from beneficial shareholders located in the United States that wish to vote at the Meeting must be received by 8:00 A.M. (Pacific Standard Time) on August 11, 2026.

STATEMENT OF EXECUTIVE COMPENSATION

In accordance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Canadian Securities Administrators have issued guidelines on executive compensation disclosure for venture issuers as set out in Form 51-102F6V Statement of Executive Compensation – Venture Issuers. As of September 30, 2025, being the most recently completed financial year of the Corporation, the Corporation was a “venture issuer” within the meaning of NI 51-102. Effective May 20, 2026, the Corporation ceased to be a “venture issuer”.

The objective of the disclosure is to communicate the compensation the Corporation paid, made payable, awarded, granted, gave or otherwise provided to each named executive officer and director for the financial year, and the decision-making process relating to compensation. The disclosure will provide insight into executive compensation as a key aspect of the overall stewardship and governance of the Corporation and will help shareholders understand how decisions about executive compensation are made. The Corporation’s approach to executive compensation is set forth below.

Director and Named Executive Officer Compensation

Executive compensation is required to be disclosed for each (i) Chief Executive Officer (or individual who served in a similar capacity during the most recently completed financial year), (ii) each Chief Financial Officer (or individual who served in a similar capacity during the most recently completed financial year), (iii) the most highly compensated executive officer (other than the Chief Executive Officer and the Chief Financial Officer) who were serving as executive officers at the end of the most recently completed fiscal year whose total compensation was, individually, more than $150,000; and (iv) each individual who would meet the definition set forth in (iii) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year (the “Named Executive Officers” or “NEO’s”).

Director and Named Executive Officer Compensation, Excluding Compensation Securities

The following table sets forth all compensation paid or accrued, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation or any subsidiary thereof, to each Named Executive Officer and director of the Corporation, for each of the two most recently completed financial years ended September 30, 2024 and 2025.

	Table of compensation excluding compensation securities
Name and position(1)	Year	Salary, consulting fee, retainer or commission ($)(2)	Bonus ($)	Committee or meeting fees ($)(2)	Value of perquisites ($)(3)	Value of all other compensation ($)(4)	Total compensation ($)
CIPRICK, William(7) Former Chief Executive Officer	2025	17,234	Nil	Nil	Nil	Nil	17,234
	2024	347,985	Nil	Nil	Nil	Nil	347,985
SAFARIK, Jacob(11) Interim Chief Financial Officer and Director	2025	150,000	Nil	Nil	Nil	Nil	150,000
	2024	151,120	Nil	Nil	Nil	Nil	151,120
SAFARIK, Bryan(10) Chief Operating Officer and Director	2025	150,000	Nil	Nil	Nil	Nil	150,000
	2024	150,000	Nil	Nil	Nil	Nil	150,000
STEVENS, Dane(5) Chief Executive Officer, Chief Marketing Officer and Director	2025	75,000	Nil	Nil	Nil	Nil	75,000
	2024	77,000	Nil	Nil	Nil	Nil	77,000
WILSON, John James(6) Non-Executive Chair of the Board, Independent Director	2025	165,000	Nil	Nil	Nil	Nil	165,000
	2024	165,000	Nil	3,000	Nil	Nil	168,000
SCHINTLER, Jonathan(7) Former Independent Director	2025	36,000	Nil	Nil	Nil	Nil	36,000
	2024	36,000	Nil	4,000	Nil	Nil	40,000
MOSBERIAN, Jason(8) Independent Director	2025	-	-	-	-	-	-
	2024	-	-	-	-	-	-

Notes

1.	If an individual is an NEO and a director, both positions have been listed.
2.	The Corporation pays its independent directors a retainer of $36,000 per year; an additional $129,000 per year retainer to the Non-Executive Chair of the board of directors of the Corporation (the “Board of Directors” or the “Board”); and all members of each committee of the Board meeting fees of $1,000 per meeting.

3.	Includes perquisites provided to an NEO or director that are not generally available to all employees and that, in aggregate, are greater than (a) $15,000, if the NEO or director’s total compensation for the financial year is $150,000 or less; (b) 10% of the NEO or director’s salary for the financial year, if the NEO or director’s total compensation for the financial year is greater than $150,000 but less than $500,000; (c) $50,000, if the NEO or director’s total compensation for the financial year is $500,000 or greater.
4.	No form of other compensation paid or payable equals or exceeds 25% of the total value of other compensation paid or payable to the director or Named Executive Officer other than compensation securities.
5.	The compensation noted was paid to Cathay Visions Enterprises Ltd., a company controlled by and beneficially held by Mr. Stevens. On January 20, 2025, Cathay Visions Enterprises Ltd. entered into a debt forgiveness agreement with the Corporation, pursuant to which it forgave, settled, cancelled, and discharged indebtedness in the amount of $195,787.50 accrued from August 2022 to December 2024. On January 28, 2026, Cathay Visions Enterprises Ltd. entered into a debt forgiveness agreement with the Corporation, pursuant to which it forgave, settled, cancelled, and discharged indebtedness in the amount of $62,807.02 accrued from January 2025 to September 2025.
6.	The compensation noted was paid to Catcher Investments Limited, a company controlled by and beneficially held by Mr. Wilson. On January 20, 2025, Catcher Investments Limited entered into a debt forgiveness agreement with the Corporation, pursuant to which it forgave, settled, cancelled, and discharged indebtedness in the amount of $321,300.00 accrued from June 2022 to December 2024. On January 28, 2026, Catcher Investments Limited entered into a debt forgiveness agreement with the Corporation, pursuant to which it forgave, settled, cancelled, and discharged indebtedness in the amount of $129,937.50 accrued from January 2025 to September 2025.
7.	Mr. Ciprick resigned as Chief Executive Officer on October 18, 2024.
8.	Mr. Schintler resigned as a director on December 18, 2025.
9.	Mr. Mosberian was appointed a director on December 18, 2025.
10.	On January 20, 2025, Mr. Bryan Safarik entered into a debt forgiveness agreement with the Corporation, pursuant to which he forgave, settled, cancelled, and discharged indebtedness in the amount of $200,156.25 accrued from August 2023 to December 2024. On January 28, 2026, Mr. Bryan Safarik entered into a debt forgiveness agreement with the Corporation, pursuant to which he forgave, settled, cancelled, and discharged indebtedness in the amount of $118,125.00 accrued from January 2025 to September 2025.
11.	On January 20, 2025, Mr. Jacob Safarik entered into a debt forgiveness agreement with the Corporation, pursuant to which he forgave, settled, cancelled, and discharged indebtedness in the amount of $186,707.36 accrued from August 2023 to December 2024. On January 28, 2026, Mr. Jacob Safarik entered into a debt forgiveness agreement with the Corporation, pursuant to which he forgave, settled, cancelled, and discharged indebtedness in the amount of $116,231.26 accrued from January 2025 to September 2025.

External Management Companies

Please refer to “Employment, Consulting and Management Agreements” below for disclosure relating to any external management company employing, or retaining individuals, acting as Named Executive Officers of the Corporation, or that provide the Corporation’s executive management services and allocate compensation paid to any Name Executive Officer or director.

Stock Options and Other Compensation Securities

There were no compensation securities granted or issued by the Corporation, or any subsidiary thereof, to any director or Named Executive Officer in the most recently completed financial year ended September 30, 2025, for services provided or to be provided, directly or indirectly to the Corporation or any subsidiary thereof.

Exercise of Compensation Securities by Directors and NEO’s

There were no exercises by a director or Named Executive Officer of compensation securities during the recently completed financial year ended September 30, 2025.

Stock Option Plans and Other Incentive Plans

The following is a summary of the Corporation’s amended and restated equity incentive plan, qualified in its entirety by the full text of which is attached hereto as Schedule “B” (the “Equity Plan”), which is the only incentive plan in place by the Corporation. The Equity Plan was adopted and approved by the Shareholders on October 9, 2020, and ratified, adopted and re-approved at the annual general meetings held September 8, 2025, February 22, 2024, January 9, 2023, and February 24, 2022. The aggregate number of Common Shares that may be subject to issuance under the Equity Plan, together with any other securities-based compensation arrangements of the Corporation, is not to exceed 15% of the Corporation’s issued and outstanding share capital from time to time.

The Equity Plan provides for the grant to eligible directors, officers, employees and consultants, of stock options (each a “Stock Option” or “Option”) and restricted share rights (each an “RSR”). The Equity Plan also provides for the grant to eligible directors of deferred share units (“DSU”) which the directors are entitled to redeem for 90 days following retirement or termination from the Board.

Proposed Amendments

The proposed amendments to the Equity Plan are primarily administrative and clerical in nature. The amendments clarify certain provisions relating to the satisfaction of withholding tax obligations and add provisions intended to permit the grant of incentive stock options (“ISOs”) to eligible U.S. employees in accordance with Section 422 of the U.S. Internal Revenue Code and to address certain other U.S. tax requirements applicable to awards granted to U.S. taxpayers. The amendments do not increase the number of Common Shares reserved for issuance under the Equity Plan and do not otherwise materially affect the administration or operation of the Equity Plan.

Stock Options

The Equity Plan authorizes the Board to grant Stock Options. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of Options granted from time to time pursuant to the Equity Plan, are determined by the Board at the time of the grant, subject to the defined parameters of the Equity Plan. The date of grant for the Options is to be the date such grant was approved by the Board. The exercise price of any Option cannot be less than the closing market price of the Common Shares on (a) the trading day prior to the date of grant of the Option; and (b) the date of grant of the Option (the “Fair Market Value”). Options are generally exercisable for a period of five years from the date the Option is granted or such greater or lesser period as determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of Options is determined by the Board. Failing a specific vesting determination by the Board, Options automatically become exercisable incrementally over a period of eighteen months from the date of grant, as to: (i) 25% of the total number of shares under Option immediately upon the date of grant; and (ii) at each six-month interval thereafter, an additional 25% of the total number of shares under Option such that after the eighteenth month of the Option period, 100% of the Options will be exercisable. The terms of a Stock Option are not to be amended once issued and the expiry date of a Stock Option is to be no more than 10 years from the date of grant of such Option.

RSR

The Equity Plan authorizes the Board to grant RSRs, in its sole and absolute discretion, to any eligible director, officer, consultant or employee. Each RSR provides the recipient with the right to receive Common Shares as a discretionary payment in consideration of past services or as an incentive for future services, subject to the Equity Plan and with such additional provisions and restrictions as the Board may determine. Each RSR grant is to be evidenced by a restricted share right grant letter which is subject to the terms of the Equity Plan and any other terms and conditions which the Board deems appropriate. Concurrent with the granting of the RSR, the Board determines the period of time during which the RSR is not vested and the holder of such RSR remains ineligible to receive Common Shares. Such period of time may be reduced or eliminated from time to time for any reason as determined by the Board. Once the RSR vests, the RSR is automatically settled through the issuance of an equivalent number of underlying Common Shares as RSRs held. Participants who are resident in Canada for the purposes of the Income Tax Act (Canada) may elect to defer some or all of any part of the Common Share grant until one or more later dates. In the event the participant retires or is terminated during the vesting period, any RSR held by the participant is terminated immediately, provided however that the Board shall have the absolute discretion to accelerate the vesting date. In the event of death or total disability, the vesting period shall accelerate and the Common Shares underlying the RSRs shall be issued.

DSU

The Equity Plan authorizes the Board to grant DSUs, in its sole and absolute discretion in a lump sum amount or on regular intervals to eligible directors. Each DSU grant is to be evidenced by a DSU grant letter which is subject to the terms of the Equity Plan and any other terms and conditions which the Board deems appropriate. The DSUs held by each eligible director who is not a U.S. taxpayer will be redeemed automatically and with no further action by the eligible director on the 20th business day following the date such director ceases to hold any directorship. The DSUs held by any eligible directors who are U.S. taxpayers will be automatically redeemed with no further action by such director on the date that is 6 months following the date such director ceases to hold any directorship, or if earlier, upon such director’s death. Upon redemption, the director is entitled to receive (subject to any share issuance limits in the Equity Plan), the number of Common Shares equal to the number of DSUs in the director’s account. If the director ceases to hold office during a year where DSUs have been granted in advanced of being earned and they have not held office for the entire year, the director will only be entitled to a pro-rated issuance of shares.

Employment, Consulting and Management Agreements

The following is a summary of the Corporation’s employment, consulting and management agreements with its directors and Named Executive Officers during the most recently completed financial year.

Compensation of Mr. Dane Stevens, Chief Marketing Officer, Chief Executive Officer and Director

The Corporation has an arrangement with Mr. Dane Stevens with an effective date of April 1, 2021, as approved by the Board May 6, 2021 (the “Stevens Agreement”), pursuant to which Mr. Stevens provides his services to the Corporation as Chief Marketing Officer and Chief Executive Officer. In consideration for his services, Mr. Stevens is to receive an annual salary of $75,000.

Compensation of Mr. Jacob Safarik, Interim Chief Financial Officer and Director

The Corporation entered into an employment agreement with Jacob Safarik dated as of July 2, 2021, confirming the compensation arrangement effective as of April 1, 2021, amended August 1, 2023, pursuant to which Mr. Safarik provides his services as Interim Chief Financial Officer of the Corporation (the “Jacob Safarik Agreement”). In consideration for his services, Mr. Safarik is to receive an annual salary of $150,000; is eligible for bonus or incentive payments at the discretion of the Board; participation in the Equity Plan; reimbursement of professional fees, dues and reasonable business expenses; four (4) weeks vacation each calendar year; and reimbursement of up to 50% of insured life and health benefits, such benefits to be reasonable and commensurate with market comparatives for his position. The Corporation may terminate the Jacob Safarik Agreement at any time and without any notice of termination for just cause. The Corporation may terminate the Jacob Safarik Agreement without just cause by providing the greater of: (i) the minimum amount of notice of termination or pay in lieu of notice of termination as required by the applicable employment standards legislation; or (ii) three (3) months of pay in lieu of notice of termination. Mr. Safarik may resign his employment at any time by providing the Corporation with two (2) weeks written notice of resignation, in which case the Corporation may elect, in its sole discretion, to direct Mr. Safarik not to attend at work for any portion of the notice period in which case the Corporation’s sole obligation will be to continue Mr. Safarik’s salary during the shorter of the balance of the notice period provided by Mr. Safarik and the minimum notice of termination required by the applicable employment standards legislation.

Compensation of Mr. Bryan Safarik, Chief Operating Officer and Director

The Corporation entered into an employment agreement with Bryan Safarik dated as of July 2, 2021, confirming the compensation arrangement effective as of April 1, 2021, amended August 1, 2023, pursuant to which Mr. Safarik provides his services as Chief Operating Officer of the Corporation (the “Bryan Safarik Agreement”). In consideration for his services, Mr. Safarik is to receive an annual salary of $150,000; is eligible for bonus or incentive payments at the discretion of the Board; participation in the Equity Plan; reimbursement of professional fees, dues and reasonable business expenses; four (4) weeks vacation each calendar year; and reimbursement of up to 50% of insured life and health benefits, such benefits to be reasonable and commensurate with market comparatives for his position. The Corporation may terminate the Bryan Safarik Agreement at any time and without any notice of termination for just cause. The Corporation may terminate the Bryan Safarik Agreement without just cause by providing the greater of: (i) the minimum amount of notice of termination or pay in lieu of notice of termination as required by the applicable employment standards legislation; or (ii) three (3) months of pay in lieu of notice of termination. Mr. Safarik may resign his employment at any time by providing the Corporation with two (2) weeks written notice of resignation, in which case the Corporation may elect, in its sole discretion, to direct Mr. Safarik not to attend at work for any portion of the notice period in which case the Corporation’s sole obligation will be to continue Mr. Safarik’s salary during the shorter of the balance of the notice period provided by Mr. Safarik and the minimum notice of termination required by the applicable employment standards legislation.

Compensation of Mr. Jonathan Schintler, Former Director

The Corporation entered into a consulting agreement dated as of October 7, 2020, pursuant to which Mr. Jon Schintler provided his services to the Corporation (the “Schintler Agreement”). In consideration for his services, the Corporation paid Mr. Schintler a monthly fee of $2,500 through February 2021, after which the monthly fee increased to $3,000 until his departure on December 18, 2025.

Oversight and Description of Director and Named Executive Officer Compensation

Director Compensation

The Corporation pays its independent directors a cash retainer of $36,000 per year, with an additional cash retainer of $129,000 per year to the Non-Executive Chair of the Board. In addition, the members of each committee of the Board receive a cash fee of $1,000 per meeting. The independent directors are also eligible for equity-based compensation at the discretion of the Board on recommendation from the Compensation Committee, in accordance with the terms and conditions of the Equity Plan, applicable securities regulatory authorities and stock exchanges policies.

Named Executive Officer Compensation

The Compensation Committee assists the Board of Directors in discharging its responsibilities with respect to setting director and senior executive compensation and assessing and making recommendations to the Board regarding certain compensation related matters as delegated by the Board of Directors.

The objective of the Board of Directors in setting compensation levels is to attract and retain individuals of high caliber to serve the Corporation, to motivate their performance in order to achieve the Corporation’s strategic objectives and to align the interests of the Named Executive Officers with the long-term interests of the Shareholders. These objectives are designed to ensure that the Corporation’s business continues to grow and develop.

The Board of Directors sets the compensation received by the Named Executive Officers so as to be generally competitive with the compensation received by persons with similar qualifications and responsibilities who are engaged by other companies of corresponding size and stage of development, asset bases, number of employees and market capitalization. The Board has considered a number of peer group companies active in the mushroom, indoor cultivation and consumer products groups in determining compensation, including Numinus Wellness Inc., Mind Cure Health Inc. and Havn Life.

The Corporation compensates its Named Executive Officers based on their skill and experience levels and the existing stage of development of the Corporation. Named Executive Officers are rewarded on the basis of the skill and level of responsibility involved in their position, the individual’s experience and qualifications, the Corporation’s resources, industry practice, and regulatory guidelines regarding executive compensation levels.

The Board of Directors has implemented three levels of compensation to align the interests of the executive officers with those of the shareholders: First, Named Executive Officers are paid a monthly consulting fee or salary determined by the Board of Directors, if appropriate; second; the Board of Directors awards Named Executive Officers long term incentives in the form of stock options, if appropriate. Finally and only in special circumstances, the Board of Directors may award cash or share bonuses for exceptional performance that results in a significant increase in shareholder value as well as in contingent and extenuating circumstances, the Corporation determines the amount to be paid for each significant element of compensation, based on objective, identifiable measures or upon a subjective decision by the independent members of the Board.

The base compensation of the Named Executive Officers is reviewed and set annually by the Board of Directors. The Chief Executive Officer has substantial input in setting annual compensation levels. The Chief Executive Officer is directly responsible for the financial resources and operations of the Corporation. In addition, the Chief Executive Officer and Board of Directors from time to time determine the equity incentive grants to be made pursuant to the Equity Plan. Previous grants of equity incentives are taken into account when considering new grants. The Board of Directors awards bonuses at its sole discretion. The Board of Directors has not set any performance criteria or objectives.

The Board of Directors considers the implications of the risks associated with the Corporation’s compensation policies and practices when determining rewards for its Named Executive Officers, and ensures that those policies do not encourage management to take inappropriate or excessive risks. The Board of Directors does not believe that there are any risks arising from the compensation programs that would be reasonably likely to have a material adverse effect on the Corporation.

Neither Named Executive Officers nor directors are permitted to take any derivative or speculative positions in the Corporation’s securities. This is to prevent the purchase of financial instruments that are designed to hedge or offset any decrease in the market value of the Corporation’s securities.

Compensation for the most recently completed financial year should not be considered as an indicator of expected compensation levels in future periods. All compensation is subject to and dependent on the Corporation’s financial resources and prospects.

Pension Disclosure

The Corporation does not have any defined benefit or defined contribution pension plans in place which provide for payments or benefits at, following, or in connection with retirement of its directors or Named Executive Officers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at the end of the Corporation’s most recently completed financial year ended September 30, 2025 with respect to the Equity Plan, which is the only compensation plan under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	188,000	(2)	$28.16	(3)	295,191
Equity compensation plans not approved by securityholders	-		-		-
Total	188,000		$28.16		295,191

Notes:

1.	The Equity Plan provides that the aggregate number of securities reserved for issuance under the Equity Plan may not exceed 15% of the issued and outstanding common shares of the Company at the time of granting. As of the fiscal year ended September 30, 2025, there were 3,22,1274 Common Shares issued and outstanding with the result that 483,191 were reserved for issuance under the Equity Plan. As at the Record Date, there were 5,725,867 Common Shares issued and outstanding, with 858,880 reserved under the Equity Plan and 112,540 securities-based compensation outstanding, with the result that 746,340 securities-based compensation was available to the Corporation to be granted.
2.	Comprised of Stock Options and no RSRs
3.	Representative of Stock Options only.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors and officers of the Corporation, any proposed management nominee for election as a director of the Corporation or any associate of any director, officer or proposed management nominee, is or has been indebted to the Corporation at any time during the last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, to the knowledge of management of the Corporation, none of the informed persons of the Corporation (as defined in National Instrument 51-102), nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation and none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation that will materially affect the Corporation.

CORPORATE GOVERNANCE

In accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices, the Canadian Securities Administrators have issued guidelines on corporate governance disclosure for venture issuers as set out in Form 58-101F2. As of September 30, 2025, being the most recently completed financial year of the Corporation, the Corporation was a “venture issuer” within the meaning of NI 51-102. Effective May 20, 2026, the Corporation ceased to be a “venture issuer”.

The disclosure addresses matters relating to constitution and independence of directors, the functions to be performed by the directors of a corporation, their committees and effectiveness and evaluation of proposed corporate governance guidelines and best practices. The Corporation’s approach to corporate governance is set forth below.

Board of Directors

In determining whether a director is independent, the Corporation primarily considers whether the director has a relationship which could, or could be perceived to, interfere with the director’s exercise of independent judgement. For the purposes of this disclosure, a director is independent if he or she would be independent within the meaning of section 1.4 of National Instrument 52-110 Audit Committees.

The following table sets forth the nominees for appointment to the Board, their independence or non-independence and the basis for that determination:

Name	Independent	Basis for Determination of Independence(1)
STEVENS, Dane	No	Material relationship – Interim Chief Executive Officer and Chief Marketing Officer
SAFARIK, Jacob	No	Material relationship - Chief Financial Officer
SAFARIK, Bryan	No	Material relationship - Chief Operating Officer
WILSON, John James	Yes	No material relationship
MOSBERIAN, Jason	Yes	No material relationship

Notes:

1.	Individuals who are, or have been within the last three years, an employee or executive officer of the Corporation, are considered to have, or have had, a material relationship with the Corporation, therefore these individuals do not satisfy the meaning of independence as set forth in section 1.4 of National Instrument 52-110 Audit Committees.

Directorships in Other Reporting Issuers

No current or proposed directors of the Corporation are currently directors of other reporting issuers (or the equivalent) in a jurisdiction or a foreign jurisdiction.

Orientation and Continuing Education

The Corporation has not developed an official orientation or training program for new directors, but they are encouraged to communicate with other directors, officers and employees as needed. New directors will have the opportunity to become familiar with the Corporation with full access to records, meeting with legal counsel, the auditors and various technical consultants. Orientation activities are tailored to the needs and expertise of each director and the overall needs of the Board. The Corporation does not have a formal program of continuing education for its directors but encourages its directors to attend continuing education seminars at the Corporation’s expense, subject to prior approval by management of the Corporation. The Corporation also liaises with its legal counsel, auditors and other advisors to keep apprised of any developments and material changes to corporate governance and reporting policies affecting the Corporation and makes the directors aware of any such developments and changes.

Ethical Business Conduct

The Board encourages, monitors and promotes a culture of ethical business conduct of the Corporation and ensures that the Board complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law, as well as the restrictions placed by applicable corporate legislation on the individual director’s participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

The Corporation currently has the following policies in place for its directors, officers, employees and consultants:

●	Board Mandate;

●	Code of Business Conduct and Ethics;

●	Compensation Recoupment Policy;

●	Corporate Disclosure Policy;

●	Insider Trading Policy;

●	Related Party Transactions Policy; and

●	Social Media Policy.

Shareholders may contact the Corporation to request copies of the above noted policies via email at leah@optimihealth.ca.

Nomination of Directors

The Board has not appointed a nominating committee as the Board fulfills these functions. When the Board identifies the need to fill a position, either due to a vacancy or as required to carry out the Board’s duties effectively and maintain a breadth of experience, the Board requests that current directors put forward potential candidates for consideration.

Compensation

The Compensation Committee reviews the compensation payable to the Named Executive Officers on an annual basis, or periodically if needed, and makes recommendations to the Board of Directors. The Board has the ability to adjust and approve such compensation.

The following table sets forth the members of the Compensation Committee as of the Record Date, their independence or non-independence and the basis for that determination:

Name	Independent (1)
WILSON, John James	Yes
MOSBERIAN, Jason - Chair	Yes
SAFARIK, Jacob	Material relationship - Chief Financial Officer

Note:

1.	Individuals who are, or have been within the last three years, an employee or executive officer of the Corporation, are considered to have or have had, a material relationship with the Corporation, therefore these individuals do not satisfy the meaning of independence as set forth in section 1.4 of National Instrument 52-110 Audit Committees.

Market comparisons, as well as evaluation of similar positions in different industries in the same geography, along with individuals experience and the diversity such individual brings to the Corporation’s Board, are the criteria used in determining compensation.

Other Board Committees

The Board does not currently have any committees other than the Audit Committee and Compensation Committee.

Assessments

The Board takes responsibility for monitoring and assessing its effectiveness and the performance of individual directors, its Audit Committee and its Compensation Committee, including reviewing the Board’s decision-making processes and the quality of information provided by management.

Diversity and Inclusion

The Corporation has not adopted a written policy relating to the identification and nomination of directors or members of senior management that are women, Indigenous peoples (First Nations, Inuit and Metis), persons with disabilities or members of visible minorities. The Board generally identifies, evaluates and recommends candidates to become members of the Board or members of senior management with the goal of creating a Board and members of senior management team that, as a whole, consists of individuals with various and relevant career experience, industry knowledge and experience, technical, legal, financial, geographic and other specialized expertise.

The composition of the Board and senior management is primarily a question of experience and expertise brought by each individual. The Board, when searching for candidates, also takes diversity into account. Although the Board does not have a formal diversity policy, it considers diversity in its broadest sense when evaluating candidates, including persons diverse in gender, ethnicity, experience, and background. The Board considers all factors it deems relevant in the process of identifying, evaluating, and recommending candidates for the Board and senior management and does not have a formal requirement to consider the level of representation of women, Indigenous peoples, persons with disabilities or members of visible minorities.

Of the Corporation’s current directors, none (0%) are women, and none (0%) identify as being an Indigenous person, persons with disabilities, or a member of a visible minority. Of the Corporation’s current members of senior management, none (0%) are women, and none (0%) identify as being an Indigenous person, persons with disabilities or a member of a visible minority.

AUDIT COMMITTEE

In accordance with the requirements of National Instrument 52-110 Audit Committees, the Canadian Securities Administrators have issued guidelines on annual disclosure for venture issuers, as set out in Form 52-110F2, concerning the constitution of the Corporation’s Audit Committee and the relationship with its independent auditors. As of September 30, 2025, being the most recently completed financial year of the Corporation, the Corporation was a “venture issuer” within the meaning of NI 51-102. Effective May 20, 2026, the Corporation ceased to be a “venture issuer”.

The Corporation’s approach to its Audit Committee is set forth below.

Audit Committee Charter

The charter of the Corporation’s Audit Committee is attached to this Information Circular as Schedule “A”.

Composition of the Audit Committee

The following table sets forth the members of the Audit Committee as of the Record Date, their independence or non-independence and the basis for that determination, and whether or not they are financially literate:

Name	Independent (1)	Financially Literate (2)
WILSON, John James	Yes	Yes
MOSBERIAN, Jonathan - Chair	Yes	Yes
STEVENS, Dane	No – Chief Executive Officer and Chief Marketing Officer	Yes

Notes:

1.	Individuals who are, or have been within the last three years, an employee or executive officer of the Corporation, are considered to have or have had, a material relationship with the Corporation, therefore these individuals do not satisfy the meaning of independence as set forth in section 1.4 of National Instrument 52-110 Audit Committees.

2.	Individuals are financially literate if they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Relevant Education and Experience

Each member of the Audit Committee brings unique education and experience relevant to the performance of their responsibilities and duties as an Audit Committee member. This includes, but is not limited to, an understanding of the accounting principles used by the Corporation to prepare its financial statements; the ability to assess the general application of accounting principles in connection with the accounting for estimates, accruals and provisions; experience preparing, auditing, analyzing or evaluating financial statements covering a breadth and level of complexity relative to the Corporation or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

The following sets forth the relevant education and experience of the members of the Audit Committee:

Name	Education	Experience
WILSON, John James	Graduate from Harvard Business School	Mr. Wilson is the current Chief Executive Officer and Co-Founder of Ride Cycle Club, an indoor cycling studio with locations in Toronto and Vancouver, and a Partner at Very Polite Agency, an international integrated communications and creative agency, headquartered in Vancouver, BC. Previous experience includes leading the international expansion of the apparel brand Kit and Ace, in addition to developing the businesses’ brand, and e-commerce and retail platforms. Mr. Wilson now focuses on strategic growth initiatives and development for his operating companies, in addition to independent strategic investments and philanthropy.
MOSBERIAN, Jason	Graduate from UBC – Sauder School of Business (2008) CPA Western School of Business (2011)	Mr. Mosberian joined the board as a director in December 2025. Jason graduated from the Sauder School of Business and earned his CPA designation in 2011 working in audit in public practice for 6 years. He currently serves as Senior Vice President and Partner at BFL Canada Insurance and has over a decade experience of providing tailored risk management and insurance solutions to clients in various industries, including manufacturing, distribution and life sciences.

STEVENS, Dane	Graduate of the Canadian Institute of Gemmology in 2007	Mr. Stevens is the founder of multiple successful wholesale and direct-to-consumer jewellery businesses, as well as Cavalier Jewellers. He developed an integral understanding of effective sourcing and reliable distribution by vertically integrating all areas of the jewellery supply chain. Mr. Stevens’ experience in digitalizing, modernizing, and operating in today’s retail landscape will help the Corporation grow and prosper in its industry.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year has the Corporation relied on:

(a)	The exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services);

(b)	the exemption in Subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer);

(c)	the exemption in Subsection 6.1.1(5) (Events Outside Control of Member);

(d)	the exemption in Subsection 6.1.1(6) (Death, Incapacity or Resignation); or

(e)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemption).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services as described below under the heading “External Auditor Service Fees (By Category)”; however, the Audit Committee pre-approves all non-audit services provided by the External Auditor, as described in the mandate of the Audit Committee.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation’s external auditors in each of the last two fiscal years for audit, audit-related, tax and all other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2025	$102,000	$12,000	Nil	Nil
2024	$76,355	Nil	$10,000	Nil

Exemption

As a “venture issuer” during its most recently completed financial year, the Corporation relied on the exemption provided in Section 6.1 of NI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations) for such period.

MANAGEMENT CONTRACTS

Other than as set forth in this Information Circular, at no time since the start of the Corporation’s most recently completed financial year were any management functions of the Corporation or any subsidiary of the Corporation to any substantial degree performed by a person or company other than the directors or executive officers of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended September 30, 2025 and the auditors’ report thereon, which can be accessed at www.sedarplus.ca will be placed before the Shareholders at the Meeting for their consideration. Shareholders who wish to receive annual and interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to Endeavor Trust. No formal action will be taken at the Meeting to approve the financial statements, which have been approved by the Board of Directors of the Corporation in accordance with applicable corporate and securities legislation. Any questions regarding the financial statements may be brought forward at the Meeting.

ELECTION OF DIRECTORS

Advance Notice

The Corporation’s articles (the “Articles”) provide for advance notice (the “Advance Notice”) to the Corporation in circumstances where nominations of persons for election to the Board of Directors are made by Shareholders of the Corporation other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (British Columbia) or (ii) a shareholder proposal made pursuant to the provisions of the Business Corporations Act (British Columbia).

The purpose of the Advance Notice is to ensure that all Shareholders - including those participating in a meeting by proxy - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. Among other things, the Advance Notice fixes a deadline by which holders of Common Shares must submit director nominations to the Corporation prior to any annual or special meeting of Shareholders and sets forth the minimum information that a Shareholder must include in the notice to the Corporation for the notice to be in proper written form.

The foregoing is merely a summary of the Advance Notice provisions in the Corporation’s Articles, is not comprehensive and is qualified by the full text of such Articles which are available under the Corporation’s SEDAR profile at www.sedarplus.ca.

As of the date of the Information Circular, the Corporation has not received notice of a nomination in compliance with the Advance Notice.

Fixing the Number of Directors

At the Meeting, the Shareholders will be asked to fix the number of directors of the Corporation at six (6). Approval of the number of directors will require the affirmative votes of the holders of not less than a simple majority of the votes cast in respect thereof by Shareholders represented at the Meeting. Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of fixing the number of directors at six (6).

Nominees

The persons named below are the nominees of management for election as directors. The term of office of each of the present directors expires at the Meeting. Management of the Corporation proposes to nominate the persons named below for election as directors of the Corporation at the Meeting, to serve until the next annual meeting of the Shareholders of the Corporation, unless their office is earlier vacated. All of the nominees are currently members of the Board of Directors of the Corporation.

Approval of the election of directors will require the affirmative votes of the holders of not less than a simple majority of the votes cast in respect thereof by Shareholders represented at the Meeting. Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below. In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors. Management is not currently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Province or State and Country of Residence	Principal Occupation or Employment	Director Since	Term of Office(1)	Number of Common Shares Beneficially Owned or Controlled and percentage of total issued and outstanding (2)
SAFARIK, Bryan British Columbia, Canada	COO of the Corporation (2020 – present); President of BC Green Pharmaceuticals Inc. (2016 – present)	July 6, 2020	N/A	11,779 0.21%
SAFARIK, Jacob(4) British Columbia, Canada	CFO of the Corporation (2020 – present); CFO of BC Green Pharmaceuticals Inc. (2017 – present); Self-employed business consultant (2017 – present)	August 25, 2022	N/A	3,636 0.06%
STEVENS, Dane(3) British Columbia, Canada	CMO of the Corporation (2020 – present); President and Co-Founder of Cavalier Fine Jewelry (2013 – present)	July 6, 2020	N/A	433,847 7.58%
WILSON, John James(3)(4) British Columbia, Canada	CEO and Co-Founder of Ride Cycle Club (2015 – present); Partner at Very Polite Agency (2017 – present)	July 6, 2020	N/A	274,583 4.80%
MOSBERIAN, Jason(3)(4)(5) British Columbia, Canada	Senior Vice President – BFL Risk and Services Inc. (2015 – Present)	December 2025	N/A	875 0.02%

Notes:

1.	The Corporation does not have set terms of office for directors; rather, all directors who are elected hold office until the close of the next annual general meeting of the Corporation.
2.	The information, as of the Record Date, as to the number of Common Shares, carrying the right to vote in all circumstances, beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective nominees. These figures do not include any securities that are convertible into or exercisable for Common Shares.

3.	Member of the Audit Committee.
4.	Member of the Compensation Committee.
5.	Chair of the Audit Committee and chair of the Compensation Committee.

Corporate Cease Trade Orders

No director or proposed director of the Corporation is, or has been within the past ten years, a director, chief executive officer or chief financial officer of any other corporation that, while such person was acting in that capacity:

(i)	Was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemptions under securities legislation, and that was in effect for a period of more than 30 consecutive days; or

(ii)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemptions under securities legislation, that was issued after that individual ceased to be a director or chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting in a capacity as a director, chief executive officer or chief financial officer.

Corporate Bankruptcies

No director or proposed director of the Corporation is, or has been within the past ten years, a director or executive officer of any other corporation that, while such person was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director or proposed director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

No director or proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority. No director or proposed director of the Corporation has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

The directors and officers of the Corporation may, from time to time, be involved with the business and operations of other mining issuers, in which case a conflict of interest may arise between their duties as officers and directors of the Corporation and as officer and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such procedures and remedies, as applicable, under the Business Corporations Act (British Columbia).

APPOINTMENT OF AUDITORS

Unless otherwise directed, management designees named in the accompanying instrument of proxy intend to vote in favor of the appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting, at a remuneration to be determined by the Board of Directors. Davidson & Company LLP has been the Coporation’s auditor since November 6, 2024. Approval of the appointment of the auditors will require the affirmative votes of the holders of not less than a simple majority of the votes cast in respect thereof by Shareholders represented at the Meeting. Unless instructed otherwise, the management designees in the accompanying Instrument of Proxy intend to vote FOR the resolution.

RATIFICATION AND APPROVAL OF THE AMENDED AND RESTATED EQUITY PLAN

For a summary of the Equity Plan, please refer to the section within this Information Circular entitled “Stock Option Plans and Other Incentive Plans” or refer to Schedule “B” hereto, where the text of the Equity Plan is attached in its entirety. The proposed amendments to the Equity Plan are clerical in nature and are intended primarily to clarify certain provisions relating to withholding payments and to permit the Corporation to grant ISOs to eligible participants in the United States in compliance with applicable U.S. tax laws. No other material changes to the Equity Plan are being proposed. The foregoing summary of the amendments to the Equity Plan is qualified in its entirety by reference to the full text of the Equity Plan, which is substantially in the form attached as Schedule “B” hereto.

The Equity Plan was previously approved by the Corporation’s shareholders on October 9, 2020 and ratified, adopted and re-approved by the Corporation’s shareholders on February 24, 2022, January 9, 2023, February 22, 2024, September 8, 2025.

The approval by Shareholders requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting. Compensation securities to purchase or receive Common Shares that were previously granted to directors, officers, employees and consultants of the Corporation, are deemed to be granted under the Equity Plan. Unless instructed otherwise, the management designees in the accompanying instrument of proxy intend to vote FOR the resolution to ratify, adopt and approve the Equity Plan.

The text of the resolution regarding this matter is as follows:

“BE IT RESOLVED THAT:

1.	The amended and restated equity incentive plan (the “Equity Plan”) of the Corporation, as described in the management information circular and proxy statement of the Corporation dated July 6, 2026, as may be amended by the Board as required by applicable securities regulatory authorities or stock exchanges, is hereby ratified, adopted and approved.

2.	The form of the Equity Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval of the shareholders of the Corporation.

3.	Any one director or officer of the Corporation is authorized, on behalf of the Corporation, to execute and deliver all documents and do all things as such person may determine to be necessary or advisable to give effect to this resolution.”

AMENDMENT OF ARTICLES

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve with or without variation, a special resolution of shareholders approving the amendment of the Articles in order to create the Preferred Shares (the “Article Amendment”). The terms of the Preferred Shares are summarized below, which summary is qualified in its entirety by reference to the full text of the amended articles, which are substantially in the form attached as Schedule “C” to this Information Circular.

Preferred Shares

The Article Amendment, approves, among other things, the amendment of the Articles to create a new class of “blank cheque” Preferred Shares. Once the Articles are amended, the Board will be authorized to create series of Preferred Shares and to determine the special rights and restrictions attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing: (i) the rate, amount or method of calculation of any dividends, whether cumulative or non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue and any preference of such dividends; (b) any rights of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such rights; (c) any rights of retraction vested in the holders of Preferred Shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future; (d) any conversion rights; (e) any rights to receive the remaining property of the Corporation upon dissolution, liquidation, or winding-up and the amount and preference of any such rights; and (f) any other provisions attaching to any such series of the Preferred Shares. The discretion of the Board to determine the number of, and the special rights and restrictions attaching to the Preferred Shares may cause the Preferred Shares to be considered “blank cheque” preferred shares.

The Board believes that it will be beneficial to the Corporation to have the ability to issue further series of Preferred Shares as it will provide management with greater flexibility in raising capital for the Corporation, permitting it to take advantage of acquisition opportunities or changes in the market that may arise from time to time. The creation of the blank cheque Preferred Shares would permit the Board to negotiate with potential investors regarding the rights and preferences of a series of Preferred Shares that may be issued to meet market conditions and financing opportunities as they arise, without the expense or delay in connection with calling a shareholders’ meeting to approve specific terms of any series of Preferred Shares. The Preferred Shares may be used by the Corporation for any appropriate corporate purpose, including, without limitation, as a means of obtaining additional capital for use in the Corporation’s business and operations.

Except as provided in any special rights or restrictions attaching to any series of Preferred Shares issued from time to time, the holders of Preferred Shares will neither be entitled to attend any general meeting of the Corporation’s shareholders nor vote at any such meeting. Except as provided in any special rights or restrictions attaching to any series of Preferred Shares issued from time to time, the holders of Preferred Shares will be entitled to receive dividends as and when declared by the Board in such amounts and in such form as the Board may determine from time to time.

Except as provided in any special rights or restrictions attaching to any series of Preferred Shares issued from time to time, in the event of liquidation, dissolution or winding-up of the Corporation, each holder of Preferred Shares will be entitled to be paid, in preference to and in priority over any distribution of assets or payment to holders of Common Shares, such amount as set forth in the share terms applicable to such series of Preferred Shares.

In order to amend the Articles, the Corporation requires the approval of Shareholders holding a special majority of the Common Shares voted in respect thereof at the Meeting. Unless instructed otherwise, the management designees in the accompanying instrument of proxy intend to vote FOR the resolution to ratify, adopt and approve the Article Amendment.

The text of the resolution regarding this matter is as follows:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	If and when the directors of Corporation shall deem it appropriate to do so, the Corporation be and is hereby authorized to amend the notice of articles and to amend the articles of the Corporation, substantially in the forms attached as Appendix C to the Corporation’s management information circular dated July 6, 2026:

a.	to create a class of preferred shares of the Corporation, issuable in series, and to authorize the board of directors of the Corporation to determine the special rights and restrictions attaching to the preferred shares of each series; and

b.	provide that the authorized share capital of the Corporation, after giving effect to this special resolution, shall consist of an unlimited number of common shares and preferred shares of the Corporation, each without nominal or par value.

2.	Any one officer or any one director of the Corporation be and is hereby authorized and directed to take all such further actions, to execute and deliver such further agreements, instruments, and documents in writing, and to do all such other acts and things as in his or her opinion may be necessary and/or desirable in the name and on behalf of the Corporation and under its corporate seal or otherwise to give effect to the foregoing resolutions, which opinion shall be conclusively evidenced by the taking of such further actions, the execution and delivery of such further agreements, instruments, and documents and the doing of such other acts and things.

3.	The directors of the Corporation be and are hereby authorized and empowered, without notice to, or approval of the Shareholders to amend, restate, modify and/or supplement the final form of articles.

4.	Notwithstanding that this resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation may revoke these resolutions without further approval of the shareholders of the Corporation at any time prior in the event that they determine not to proceed with the article amendment.”

OTHER MATTERS TO BE ACTED UPON

As of the date of this Information Circular, management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval Plus (SEDAR+) which can be accessed at www.sedarplus.ca. Financial information concerning the Corporation is provided in the comparative annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Corporation for its most recently completed financial year which can also be accessed at www.sedarplus.com. or Shareholders may contact the Corporation to request copies of the financial statements and MD&A at 269 David Brown Way, PO Box 728, securities Princeton, BC, V0X 1W0 or via email at leah@optimihealth.ca.

SCHEDULE “A”

CHARTER OF THE AUDIT COMMITTEE

OPTIMI HEALTH CORP.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.	Mandate

The Audit Committee is a committee of the Board of Directors of the Corporation (the “Board”). The Audit Committee will be responsible for managing, on behalf of shareholders of the Corporation, the relationship between the Corporation and the external auditors, overseeing the Corporation's accounting and financial reporting processes and the audit of the Corporation's financial statements and other matters of financial integrity, reporting and compliance with applicable laws. The Audit Committee’s responsibilities are set out in detail in Section 4.

2.	Membership of the Audit Committee

Composition

The Audit Committee will be comprised of at least three directors, or such other number as is required to satisfy the audit committee composition requirements of National Instrument 52-110, as amended from time to time, and the rules of the Nasdaq Stock Market LLC (“Nasdaq”), as amended from time. Each member will be a director of the Corporation. The members of the Audit Committee shall be appointed by the Board and shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Audit Committee at any time with or without cause.

Independence

The Audit Committee will be comprised of a number of independent directors required to enable the Corporation to satisfy:

(a)	the independent director requirements for audit committee composition required by National Instrument 52-110, as amended from time to time, and by Rule 10A-3 of the United States Securities Exchange Act of 1934 and the rules of the Nasdaq, as amended from time to time, and

(b)	the independent director requirements of the stock exchange on which the Corporation’s shares are traded from time to time.

Chair

The Audit Committee shall select from its membership a chair. The position description of the chair is attached as Exhibit 1 hereto.

Expertise of Audit Committee Members

Each member of the Audit Committee must be financially literate. Financially literate means the ability to read and understand a set of financial statements that present a breadth and level of complexity of  accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Sch A-1

Financial Expert

At least one member of the Audit Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication. At least one member of the Audit Committee must be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K under the United States Securities Act of 1933. A person who satisfies this definition of audit committee financial expert will also be presumed to have financial sophistication.

3.	Meetings of the Audit Committee

The Audit Committee must meet in accordance with a schedule established each year by the Board, and at other times as the Audit Committee may determine. The Audit Committee shall report regularly to the Board on its discussions and actions, including any significant issues or concerns that arise at its meetings, and shall make recommendations to the Board as appropriate. A quorum for transaction of business in any meeting of the Audit Committee is a majority of members. At least once a year, the Audit Committee must meet with the Corporation’s chief financial officer and external auditors separately.

4.	Responsibilities of the Audit Committee

The Audit Committee will be responsible for managing, on behalf of the shareholders of the Corporation, the relationship between the Corporation and the external auditors, overseeing the Corporation's accounting and financial reporting processes and the audit of the Corporation's financial statements and other matters of financial integrity, reporting and compliance with applicable laws. In particular, the Audit Committee has the following responsibilities:

External Auditors

(a)	the Audit Committee must:

(i)	select and retain the external auditors for the purpose of auditing the Corporation's annual financial statements, books, records, accounts and internal controls over financial reporting or performing other audit or review services for the Corporation;

(ii)	set the compensation of the external auditors; and

(iii)	have the authority to terminate the external auditors, if necessary;

(b)	the Audit Committee must be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditors regarding financial reporting;

(c)	with respect to non-audit services:

(i)	the Audit Committee must pre-approve all non-audit services to be provided to the Corporation or its subsidiaries by its external auditors or the external auditors of the Corporation’s subsidiaries; and

Sch A-2

(ii)	the Audit Committee must pre-approve all non-audit services provided to the Corporation or its subsidiaries by its external auditors or the external auditors of the Corporation’s subsidiaries, except de minimis non-audit services as defined in applicable law.

(d)	the Audit Committee must also:

(i)	review the external auditors’ proposed audit scope and approach;

(ii)	review the performance of the external auditors; and

(iii)	review and confirm the independence of the external auditors by obtaining statements from the external auditors on relationships between the external auditors and the Corporation, including non-audit services, and discussing the relationships with the external auditors;

Accounting Issues

(e)	the Audit Committee must:

(i)	review and discuss with external auditors all critical accounting policies and practices to be used in the audit, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the external auditors, other material written communications between the external auditors and management, significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and,

(ii)	ask management and the external auditors about significant risks and exposures and plans to minimize such risks.

Financial Statements, MD&A and Press Releases

(f)	the Audit Committee must:

(i)	review the Corporation’s financial statements, MD&A and earnings press releases before the Corporation publicly discloses this information;

(ii)	in reviewing the annual financial statements, determine whether they are complete and consistent with the information known to Audit Committee members, and assess whether the financial statements reflect appropriate accounting principles;

(iii)	pay particular attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

Sch A-3

(iv)	focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of impairment of mineral properties, plant and equipment, income taxes, reclamation provisions, litigation reserves and other commitments and contingencies;

(v)	consider management’s handling of proposed audit adjustments identified by the external auditors;

(vi)	ensure that the external auditors communicate certain required matters to the Audit Committee;

(vii)	be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the disclosure referred to in paragraph (f)(i) (above), and must periodically assess the adequacy of those procedures;

(viii)	be briefed on how management develops and summarizes quarterly financial information, the extent to which the external auditors review quarterly financial information and whether that review is performed on a pre- or post-issuance basis;

(ix)	meet with management, either telephonically or in person, to review the interim financial statements;

(x)	to gain insight into the fairness of the interim financial statements and disclosures, the Audit Committee must obtain explanations from management on whether:

(a)	actual financial results for the quarter or interim period varied significantly from budgeted or projected results;

(b)	changes in financial ratios and relationships in the interim financial statements are consistent with changes in the Corporation’s operations and financing practices;

(c)	generally accepted accounting principles have been consistently applied;

(d)	there are any actual or proposed changes in accounting or financial reporting practices;

(e)	there are any significant or unusual events or transactions;

(f)	the Corporation’s financial and operating controls are functioning effectively;

(g)	the Corporation has complied with the terms of loan agreements or security indentures; and

(h)	the interim financial statements contain adequate and appropriate disclosures;

Sch A-4

Compliance with Laws and Regulations

(g)	the Audit Committee must:

(i)	periodically obtain updates from management regarding compliance with laws and regulations;

(ii)	be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements;

(i)	review the findings of any examinations by regulatory agencies such as the British Columbia or Ontario Securities Commissions and the United States Securities and Exchange Commission; and

(iii)	review, with the Corporation’s counsel, any legal matters that could have a significant impact on the Corporation’s financial statements;

Employee Complaints

(h)	the Audit Committee must establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

Other Responsibilities

(i)	the Audit Committee must:

(i)	review and approve the Corporation’s hiring policies of employees and former employees of the present and former external auditors of the Corporation;

(ii)	evaluate whether management is setting the appropriate tone by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(iv)	focus on the extent to which internal and external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of a systems breakdown;

(v)	gain an understanding of whether internal control recommendations made by external auditors have been implemented by management;

(vi)	review and discuss with the external auditors, and approve the functions of the Corporation's internal audit department, including its purpose, authority, organization, responsibilities, budget and staffing and to review the scope and performance of the department's internal audit plan, including the results of any internal audits, any reports to management and management's response to those reports;

Sch A-5

(vii)	periodically review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval;

(viii)	review with management the policies and procedures with respect to approval of expense reimbursement requests that are submitted by the chief executive officer or the chief financial officer to the Corporation for payment;

(ix)	review, approve and oversee any transaction between the Corporation and any related person and any other potential conflict of interest situations on an ongoing basis, in accordance with Corporation’s policies and procedures;

(x)	keep the Corporation's external auditors informed of the Audit Committee's understanding of the Corporation's relationships and transactions with related parties that are significant to the Corporation; and to review and discuss with the Corporation's external auditors the auditors' evaluation of the Corporation's identification of, accounting for, and disclosure of its relationships and transactions with related parties, including any significant matters arising from the audit regarding the Corporation's relationships and transactions with related parties;

(xi)	assist the board to identify the principal risks of the Corporation’s business and, with management, establish systems and procedures to ensure that these risks are monitored; and

(xii)	carry out other duties or responsibilities expressly delegated to the Audit Committee by the Board.

5.	Authority of the Audit Committee

The Audit Committee shall have the authority, in its sole discretion, and receive appropriate funding as determined by the Audit Committee, to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the Audit Committee; and

(c)	communicate directly with the internal and external auditors.

This Charter was adopted by the Board on October 20, 2025 and amended on July 18, 2025.

Sch A-6

Exhibit 1 to Audit Committee Charter

OPTIMI HEALTH CORP.

(the “Corporation”)

Position Description – Audit Committee Chair

The responsibilities of the Audit Committee chair include, among other things:

a)	Managing the affairs of the Audit Committee and monitoring its effectiveness;

b)	managing the meetings of the Audit Committee by ensuring meaningful agendas are prepared and guiding deliberations of the Audit Committee so that appropriate decisions and recommendations are made; and

c)	setting up agendas for meetings of the Audit Committee and ensuring that all matters delegated to the Audit Committee by the Board are being dealt with at the Audit Committee level during the course of the year.

Sch A-7

SCHEDULE “B”

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

OPTIMI HEALTH CORP.

AMENDED AND RESTATED EQUITY INCENTIVE PLAN

~~October 9, 2020~~

Dated effective July 10, 2026

PART 1~~PART 1~~

PURPOSE

1.1	Purpose

The purpose of this Plan is to secure for Optimi Health Corp. (the “Company”) and its shareholders the benefits inherent in share ownership by the employees and directors of the Company and its affiliates who, in the judgment of the board of directors (the “Board”), will be largely responsible for its future growth and success. It is generally recognized that equity incentive plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2	Available Awards

Awards that may be granted under this Plan include:

(a)	stock options;

(b)	deferred share units; and

(c)	restricted share rights.

PART 2~~PART 2~~

INTERPRETATION

2.1	Definitions

(a)	“Affiliate” has the meaning set forth in the BCA.

(b)	“Award” means any right granted under this Plan, including Options, Deferred Share Units and Restricted Share Rights.

(c)	“BCA” means the Business Corporations Act (British Columbia).

(d)	“Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under any policy of the Company then in effect.

(e)	“Board” means the board of directors of the Company.

(f)	“Cashless Exercise Right” has the meaning set forth in Section 3.5 of this Plan.

(g)	“Change of Control” means the occurrence and completion of any one or more of the following events:

(A)	the Company shall not be the surviving entity in a merger, amalgamation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);

Sch B-1

(B)	the Company shall sell or otherwise transfer, including by way of the grant of a leasehold interest or joint venture interest (or one or more subsidiaries of the Company shall sell or otherwise transfer, including without limitation by way of the grant of a leasehold interest or joint venture interest) property or assets (i) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Company and its subsidiaries as at the end of the most recently completed financial year of the Company or (ii) which during the most recently completed financial year of the Company generated, or during the then current financial year of the Company are expected to generate, more than 50% of the consolidated operating income or cash flow of the Company and its subsidiaries, to any other person or persons (other than one or more Designated Affiliates of the Company), in which case the Change of Control shall be deemed to occur on the date of transfer of the assets representing one dollar more than 50% of the consolidated assets in the case of clause (i) or 50% of the consolidated operating income or cash flow in the case of clause (ii), as the case may be;

(C)	the Company is to be dissolved and liquidated;

(D)	any person, entity or group of persons or entities acting jointly or in concert acquires or gains ownership or control (including, without limitation, the power to vote) more than 50% of the Company’s outstanding voting securities; or

(E)	as a result of or in connection with: (i) the contested election of directors, or (ii) a transaction referred to in subparagraph (i) above, the persons who were directors of the Company before such election or transaction shall cease to constitute a majority of the directors.

For the purposes of the foregoing, “voting securities” means Shares and any other shares entitled to vote for the election of directors and shall include any securities, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors, including any options or rights to purchase such shares or securities.

Notwithstanding the foregoing, for purposes of any Award that constitutes a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code), the payment of which would be required upon, or accelerated upon, a Change of Control, a transaction will not be deemed a Change of Control for such Awards granted to any Participant who is a US Taxpayer unless the transaction qualifies as a “change in control event” within the meaning of Section 409A of the Code.

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended, and any applicable United States Treasury Regulations and other binding guidance thereunder.

(i)	“Company” means Optimi Health Corp., a company incorporated under the laws of British Columbia.

Sch B-2

(j)	“Deferred Payment Date” for a Participant means the date after the Restricted Period which is the earlier of (i) the date which the Participant has elected to defer receipt of Restricted Shares in accordance with Section 4.4 of this Restricted Share Plan; and (ii) the Participant’s Separation Date.

(k)	“Deferred Share Unit” means the agreement by the Company to pay, and the right of the Participant to receive, a Deferred Share Unit Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan.

(l)	“Deferred Share Unit Grant Letter” has the meaning ascribed thereto in Section 5.2 of this Plan.

(m)	“Deferred Share Unit Payment” means, subject to any adjustment in accordance with Section 5.5 of this Plan, the issuance to a Participant of one previously unissued Share for each whole Deferred Share Unit credited to such Participant.

(n)	“Designated Affiliate” means subsidiaries of the Company designated by the Board from time to time for purposes of this Plan.

(o)	“Director Retirement” in respect of a Participant, means the Participant ceasing to hold any directorships with the Company, any Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada) after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(p)	“Director Separation Date” means the date that a Participant ceases to hold any directorships with the Company and any Designated Affiliate due to a Director Retirement or Director Termination and also ceases to serve as an employee or consultant with the Company, any Designated Affiliate and any entity related to the Company for the purposes of the Income Tax Act (Canada).

(q)	“Director Termination” means the removal of, resignation or failure to re-elect the Eligible Director (excluding a Director Retirement) as a director of the Company, a Designated Affiliate and any entity related to the Company for purposes of the Income Tax Act (Canada).

(r)	“Effective Date” means October 9, 2020, being the date upon which this Plan was initially adopted by the Board.

(s)	“Eligible Consultants” means any individuals or entities engaged by the Company or any Designated Affiliate to render consulting or advisory services, other than as an Eligible Employee or Eligible Director, and whether or not compensated for such services; provided, that such services are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities. To the extent necessary for compliance with the Securities Act or the rules of any stock exchange on which the Shares may be listed, an “Eligible Consultant” will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

(t)	~~(s)~~ “Eligible Directors” means the directors of the Company or any Designated Affiliate who are, as such, eligible for participation in this Plan.

(u)	~~(t)~~ “Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Designated Affiliate thereof, whether or not they have a written employment contract with the Company, determined by the Board, as employees eligible for participation in this Plan. ~~Eligible Employees shall include Service Providers eligible for participation in this Plan as determined by the Board.~~

(v)	~~(u)~~ “Exchange” means such stock exchange or other organized market on which the Shares are principally listed or posted for trading from time to time, as applicable, which such stock exchange may include the Canadian Securities Exchange, the TSX Venture Exchange or any successor entity thereto.

Sch B-3

(w)	~~(v)~~ “Fair Market Value” with respect to the Shares as of any date, means the closing market price of the Shares on the trading day prior to such date. Notwithstanding the foregoing, for the purposes of establishing the exercise price per Share of any Option, or the value of any Share underlying a Restricted Share Right or Deferred Share Unit on the grant date, the Fair Market Value means the greater of the closing market price of the Shares on (a) the trading day prior to the date of grant of the applicable Award; and (b) the date of grant of the applicable Award.

(x)	“ISO” has the meaning set forth in Section 8.1 of this Plan.

(y)	~~(w)~~ “Option” means an option granted under the terms of this Plan.

(z)	~~(x)~~ “Option Period” means the period during which an Option is outstanding.

(aa)	~~(y)~~ “Option Shares” has the meaning set forth in Section 3.5 of this Plan.

(bb)	~~(z)~~ “Optionee” means ~~an Eligible Employee or Eligible Director~~a Participant to whom an Option has been granted under the terms of this Plan.

(cc)	~~(aa)~~ “Participant” means an Eligible Employee, Eligible Consultant or Eligible Director who participates in this Plan.

(dd)	~~(bb)~~ “Plan” means this Amended and Restated Equity Incentive Plan, as it may be amended and restated from time to time.

(ee)	~~(cc)~~ “Restricted Period” means any period of time that a Restricted Share Right is not vested and the Participant holding such Restricted Share Right remains ineligible to receive the relevant Shares, determined by the Board in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Board, including, but not limited to, circumstances involving death or disability of a Participant.

(ff)	~~(dd)~~ “Retirement” in respect of an Eligible Employee, means the Eligible Employee ceasing to hold any employment with the Company or any Designated Affiliate after attaining a stipulated age in accordance with the Company’s normal retirement policy, or earlier with the Company’s consent.

(gg)	~~(ee)~~ “Restricted Share Right” has such meaning as ascribed to such term at Section 4.1 of this Plan.

(hh)	~~(ff)~~ “Restricted Share Right Grant Letter” has the meaning ascribed to such term in Section 4.2 of this Plan.

(ii)	“Scheduled Payment Date” has the meaning ascribed to such term in Section 8.8 of this Plan.

(jj)	“Securities Act” means the U.S. Securities Act of 1933, as amended.

(kk)	~~(gg)~~ “Separation Date” means the date that a Participant ceases to be an Eligible Director, Eligible Consultant or Eligible Employee.

(ll)	“Separation from Service” has the meaning ascribed to it under Section 409A of the Code.

~~(hh)~~	~~“Service Provider” means any person or company engaged by the Company or a Designated Affiliate to provide services for an initial, renewable or extended period of 12 months or more.~~

Sch B-4

(mm)	~~(ii)~~ “Shares” means the common shares of the Company.

(nn)	~~(jj)~~ “Specified Employee” means a US~~.S.~~  Taxpayer who meets the definition of “specified employee”, as defined in Section 409A(a)(2)(B)(i) of the Code.

(oo)	~~(kk)~~ “Termination” means the termination of the employment (or consulting services) of an Eligible Employee (or Eligible Consultant) with or without cause by the Company or a Designated Affiliate or the cessation of employment (or consulting services) of the Eligible Employee (or Eligible Consultant) with the Company or a Designated Affiliate as a result of resignation or otherwise, other than the Retirement of ~~the~~an Eligible Employee.

(pp)	~~(ll)~~ “US Taxpayer” means a Participant who is a US citizen, US permanent resident or other person who is subject to taxation on their income under the Code.

2.2	Interpretation

(a)	This Plan is created under and is to be governed, construed and administered in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)	Whenever the Board (or Board committee, as the case may be) is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board (or Board committee, as the case may be).

(c)	As used herein, the terms “Part” or “Section” mean and refer to the specified Part or Section of this Plan, respectively.

(d)	Where the word “including” or “includes” is used in this Plan, it means “including (or includes) without limitation”.

(e)	Words importing the singular include the plural and vice versa and words importing any gender include any other gender.

(f)	Unless otherwise specified, all references to money amounts are to Canadian dollars.

~~3.1~~	~~Participation~~

PART 3

~~PART 3~~ STOCK OPTIONS

3.1	Participation

The Company may from time to time grant Options to Participants pursuant to this Plan.

3.2	Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value.

Sch B-5

3.3	Grant of Options

The Board may at any time authorize the granting of Options to such Participants as it may select for the number of Shares that it shall designate, subject to the provisions of this Plan. The date of grant of an Option shall be the date such grant was approved by the Board.

Each Option granted to a Participant shall be evidenced by a stock option agreement with terms and conditions consistent with this Plan and as approved by the Board (and in all cases which terms and conditions need not be the same in each case and may be changed from time to time, subject to Section 7.7 of this Plan, and any required approval of the Exchange or any other exchange or exchanges on which the Shares are then traded, if applicable).

3.4	Terms of Options

The Option Period shall be five years from the date such Option is granted, or such greater or lesser duration as the Board may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 3.6 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.

Unless otherwise determined from time to time by the Board, Options shall vest and may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a)	at any time during the first six months of the Option Period, the Optionee may purchase up to 25% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b)	at any time during each additional ~~six-month~~six - month period of the Option Period the Optionee may purchase an additional 25% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) and this subsection

(b)	until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 3.6, no Option may be exercised unless the Optionee is at the time of such exercise:

(c)	~~(a)~~ in the case of an Eligible Employee or Eligible Consultant, in the employ (or ~~retained as a S~~service ~~Provider)~~ of the Company or a Designated Affiliate and shall have been continuously so employed or retained since the grant of the Option; or

(d)	~~(b)~~ in the case of an Eligible Director, a director of the Company or a Designated Affiliate and shall have been such a director continuously since the grant of the Option.

The exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board and which incorporates by reference the terms of this Plan. The exercise of any Option will, subject to Section 3.5, also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased.

Sch B-6

3.5	Cashless Exercise Right

Participants have the right (the “Cashless Exercise Right”), in lieu of the right to exercise an Option, to terminate such Option in whole or in part by notice in writing delivered by the Participant to the Company electing to exercise the Cashless Exercise Right and, in lieu of receiving the Shares (the “Option Shares”) to which such Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a)	subtracting the applicable Option exercise price per Share from the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right and multiplying the remainder by the number of Option Shares; and

(b)	dividing the product obtained under subsection 3.5(a) by the Fair Market Value per Share on the business day immediately prior to the exercise of the Cashless Exercise Right.

If a Participant exercises a Cashless Exercise Right in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable under this Plan.

3.6	Effect of Termination of Employment or Death

If an Optionee:

(a)	dies while employed by ~~a~~, providing ~~S~~services ~~Provider~~ to, or while a director of the Company or a Designated Affiliate, any Option held by him or her at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his or her death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; and

(b)	ceases to be employed by, ~~a Service P~~provider services to, or act as a director of, the Company or a Designated Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, be exercisable following the date on which such Optionee ceases to be so engaged; provided, however, that if an Optionee ceases to be employed by, ~~a Service P~~provider services to, or act as a director of, the Company or a Designated Affiliate for any reason other than cause then, unless otherwise determined by the Board, any Option held by such Optionee at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option Period in respect thereof, whichever is sooner.

Sch B-7

3.7	Effect of Takeover Bid

In the event of a Change of Control, unless otherwise determined by the Board, (i) all Options outstanding shall immediately vest and be exercisable; and (ii) all Options that are not otherwise exercised contemporaneously with the completion of the Change of Control will terminate and expire immediately thereafter.

3.8	Effect of Amalgamation or Merger

Subject to Section 3.7, if the Company amalgamates or otherwise completes a plan of arrangement or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation, arrangement or merger if the Participant had exercised his or her Option immediately prior to the record date applicable to such amalgamation, arrangement or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of this Plan.

PART 4~~PART 4~~

RESTRICTED SHARE RIGHTS

4.1	Participants

The Company has the right to grant, in its sole and absolute discretion, to any Participant, rights to receive any number of fully paid and non-assessable Shares (“Restricted Share Rights”) as a discretionary payment in consideration of past services to the Company or as an incentive for future services, subject to this Plan and with such additional provisions and restrictions as the Board may determine. For purposes of calculating the number of Restricted Share Rights to be granted, the Company shall be obligated to value the Shares underlying such Restricted Share Rights at not less than one hundred per cent (100%) of the Fair Market Value.

4.2	Restricted Share Right Grant Letter

Each grant of a Restricted Share Right under this Plan shall be evidenced by a grant letter (a “Restricted Share Right Grant Letter”) issued to the Participant by the Company. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under this Plan need not be identical.

4.3	Restricted Period

Concurrent with the determination to grant Restricted Share Rights to a Participant, the Board shall determine the Restricted Period applicable to such Restricted Share Rights. In addition, at the sole discretion of the Board, at the time of grant, the Restricted Share Rights may be subject to performance conditions to be achieved by the Company or a class of Participants or by a particular Participant on an individual basis, within a Restricted Period, for such Restricted Share Rights to entitle the holder thereof to receive the underlying Shares. Upon expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), a Restricted Share Right shall be automatically settled, and without the payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the underlying Shares shall be issued to the holder of such Restricted Share Rights, which Restricted Share Rights shall then be cancelled.

Sch B-8

4.4	Deferred Payment Date

Participants who are residents of Canada for the purposes of the Income Tax Act (Canada) (and for greater certainty, who are not US Taxpayers), may elect to defer to receive all or any part of the Shares underlying Restricted Share Rights until one or more Deferred Payment Dates. Any other Participants may not elect a Deferred Payment Date.

4.5	Prior Notice of Deferred Payment Date

Participants who elect to set a Deferred Payment Date must, in respect of each such Deferred Payment Date, give the Company written notice of the Deferred Payment Date(s) not later than thirty (30) days prior to the expiration of the applicable Restricted Period. For certainty, Participants shall not be permitted to give any such notice after the day which is thirty (30) days prior to the expiration of the Restricted Period and a notice once given may not be changed or revoked. For the avoidance of doubt, the foregoing shall not prevent a Participant from electing an additional Deferred Payment Date, provided, however that notice of such election is given by the Participant to the Company not later than thirty (30) days prior to the expiration of the subject Restricted Period.

4.6	Retirement or Termination during Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of a Participant from all such roles with the Company during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect; provided, however, that the Board shall have the absolute discretion to modify the grant of the Restricted Share Rights to provide that the Restricted Period shall terminate immediately prior to the date of such occurrence.

4.7	Retirement or Termination after Restricted Period

In the event and to the extent of the Retirement or Termination and/or, as applicable, the Director Retirement or Director Termination of the Participant from all such roles with the Company following the Restricted Period and prior to a Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith, Shares in satisfaction of the Restricted Share Rights then held by the Participant.

4.8	Death or Disability of Participant

In the event of the death or total disability of a Participant, any Shares represented by Restricted Share Rights held by the Participant shall be immediately issued by the Company to the Participant or legal representative of the Participant.

4.9	Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, a Participant may be credited with additional Restricted Share Rights. The number of such additional Restricted Share Rights, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Participant if the Restricted Share Rights (including Restricted Share Rights in which the Restricted Period has expired but the Shares have not been issued due to a Deferred Payment Date) in the Participant’s account on the dividend record date had been outstanding Shares (and the Participant held no other Shares) by (b) the Fair Market Value of the Shares on the date on which such dividends were paid.

Sch B-9

4.10	Change of Control

In the event of a Change of Control, all Restricted Share Rights outstanding shall vest immediately and be settled by the issuance of Shares notwithstanding the Restricted Period and any Deferred Payment Date.

PART 5~~PART 5~~

DEFERRED SHARE UNITS

5.1	Deferred Share Unit Grants

The Board may from time to time determine to grant Deferred Share Units to one or more Eligible Directors in a lump sum amount or on regular intervals, based on such formulas or criteria as the Board may from time to time determine. Deferred Share Units will be credited to the Eligible Director’s account when designated by the Board. For purposes of calculating the number of Deferred Share Units to be granted, the Company shall be obligated to value the Shares underlying such Deferred Share Units at not less than one hundred per cent (100%) of the Fair Market Value.

5.2	Deferred Share Unit Grant Letter

Each grant of a Deferred Share Unit under this Plan shall be evidenced by a grant letter (a “Deferred Share Unit Grant Letter”) issued to the Eligible Director by the Company. Such Deferred Share Unit Grant Letter shall be subject to all applicable terms and conditions of this Plan and may be subject to any other terms and conditions (including without limitation any recoupment, reimbursement or claw-back compensation policy as may be adopted by the Board from time to time) which are not inconsistent with this Plan and which the Board deems appropriate for inclusion in a Deferred Share Unit Grant Letter. The provisions of Deferred Share Unit Grant Letters issued under this Plan need not be identical.

5.3	Redemption of Deferred Share Units and Issuance of Deferred Shares

The Deferred Share Units held by each Eligible Director who is not a US Taxpayer shall be redeemed automatically and with no further action by the Eligible Director on the 20th business day following the Separation Date for that Eligible Director. For US Taxpayers, Deferred Share Units held by an Eligible Director who is a Specified Employee will be automatically redeemed with no further action by the Eligible Director on the date that is six months following the Separation Date for the Eligible Director, or if earlier, upon such Eligible Director’s death. Upon redemption, the former Eligible Director shall be entitled to receive and the Company shall issue, the number of Shares issued from treasury equal to the number of Deferred Share Units in the Eligible Director’s account, subject to any applicable deductions and withholdings. In the event a Separation Date occurs during a year and Deferred Share Units have been granted to such Eligible Director for that entire year, the Eligible Director will only be entitled to a pro-rated Deferred Share Unit Payment in respect of such Deferred Share Units based on the number of days that he or she was an Eligible Director in such year.

No amount will be paid to, or in respect of, an Eligible Director under this Plan or pursuant to any other arrangement, and no other additional Deferred Share Units will be granted to compensate for a downward fluctuation in the value of the Shares of the Company nor will any other benefit be conferred upon, or in respect of, an Eligible Director for such purpose.

Sch B-10

5.4	Death of Participant

In the event of the death of an Eligible Director, the Deferred Share Units shall be redeemed automatically and with no further action on the 20th business day following the death of an Eligible Director.

5.5	Payment of Dividends

Subject to the absolute discretion of the Board, in the event that a dividend (other than a stock dividend) is declared and paid by the Company on the Shares, an Eligible Director may be credited with additional Deferred Share Units. The number of such additional Deferred Share Units, if any, will be calculated by dividing (a) the total amount of the dividends that would have been paid to the Eligible Director if the Deferred Share Units in the Eligible Director’s account on the dividend record date had been outstanding Shares (and the Eligible Director held no other Shares), by (b) the Fair Market Value of the Shares on the date on which such dividends were paid.

~~6.1~~	~~Withholding Taxes~~

PART 6

~~PART 6~~ WITHHOLDING TAXES

6.1	Withholding Taxes

The Company or any Designated Affiliate may take such steps as are considered necessary or appropriate for the ~~withholding~~payment of any source deductions, taxes or other amounts which the Company or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Award (“Applicable Withholding Taxes”) including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or ~~the withholding of the issue of any Shares to be issued under this Plan, until such time as~~other amount owing to the Participant ~~has paid~~or requiring the Participant to pay to the Company or any Designated Affiliate ~~for any~~the amount ~~which~~of any Applicable Withholding Taxes and the Company or any Designated Affiliate ~~is~~shall not be required to ~~withhold by law with respect to such taxes or other amounts~~issue any Shares or make any Award under this Plan unless adequate provision for such Applicable Withholding Taxes has been made. Without limitation to the foregoing, the Board may adopt administrative rules under this Plan, which provide for the automatic sale of Shares (or a portion thereof) in the market upon the issuance of such Shares under this Plan on behalf of the Participant to satisfy such withholding obligations under an Award.

PART 7~~PART 7~~

GENERAL

7.1	Number of Shares

The aggregate number of Shares that may be issued under this Plan (together with any other securities-based compensation arrangements of the Company in effect from time to time), shall not exceed 15% of the outstanding issue from time to time, such Shares to be allocated among Awards and Participants in amounts and at such times as may be determined by the Board from time to time.

For the purposes of this Section 7.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding immediately prior to the date that any Shares are issued or reserved for issuance pursuant to an Award.

Sch B-11

7.2	Lapsed Awards

If Awards are surrendered, terminated or expire without being exercised in whole or in part, new Awards may be granted covering the Shares not issued under such lapsed Awards, subject to any restrictions that may be imposed by the Exchange, including, without limitation, the restriction that if an Option is cancelled prior to its expiry date, the Company shall post notice of the cancellation and shall not grant new Options to the same Participant until 30 days have elapsed from the date of cancellation.

7.3	Adjustment in Shares Subject to this Plan

If there is any change in the Shares through the declaration of stock dividends of Shares, through any consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under this Plan, the Shares subject to any Award, and the exercise price of any Option shall be adjusted as determined to be appropriate by the Board, and such adjustment shall be effective and binding for all purposes of this Plan.

7.4	Transferability

Any Awards accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all Awards may only be exercised by the Participant. Awards are non-transferable except by will or by the laws of descent and distribution.

7.5	Employment

Nothing contained in this Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in this Plan by a Participant is voluntary.

7.6	Record Keeping

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Awards granted to each Participant and relevant details regarding such Awards; and

(c)	such other information as the Board may determine.

7.7	Amendments to Plan

The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate this Plan or any Award granted under this Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in this Plan, changes to the exercise price, vesting, term and termination provisions of the Award, changes to the cashless exercise right provisions, changes to the authority and role of the Board under this Plan, and any other matter relating to this Plan and the Awards that may be granted hereunder, provided however that:

(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares may be listed;

Sch B-12

(b)	no amendment to this Plan or to an Award granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Award which is outstanding at the time of such amendment without the written consent of the holder of such Award;

(c)	the terms of an Option will not be amended once issued; and

(d)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 3.4.

If this Plan is terminated, the provisions of this Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Award or any rights pursuant thereto remain outstanding and, notwithstanding the termination of this Plan, the Board shall remain able to make such amendments to this Plan or the Award as they would have been entitled to make if this Plan were still in effect.

7.8	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of this Plan.

~~7.9~~	~~Section 409A~~

~~It is intended that any payments under this Plan to US Taxpayers shall be exempt from or comply with Section 409A of the Code, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes and penalties under Section 409A of the Code.~~

7.9	~~7.10~~ Compliance with Applicable Law, etc.

If any provision of this Plan or any agreement entered into pursuant to this Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or this Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

7.10	~~7.11~~ Term of the Plan

This Plan shall remain in effect until it is terminated by the Board.

Sch B-13

PART 8~~PART 8~~

US TAXPAYERS

8.1	Provisions for US Taxpayers

In the case of a Participant who is a US Taxpayer, Options may only be awarded to such Participant if such Participant performs direct services to (A) the Company or any entity (other than the Company), in an unbroken chain of corporations (or other entities) beginning with the Company, in which each of the corporations (or other entities) other than the last corporation or other entity in the unbroken chain owns, directly or indirectly, equity representing at least 50% of the voting power of all classes of equity entitled to vote or at least 50% of the value of all classes of equity in one of the other corporations (or other entities) in such chain, or (B) an entity that otherwise qualifies as an “eligible issuer of service recipient stock” pursuant to United States Treasury Regulation Section 1.409A-1(b)(5)(iii)(E)(1). Options granted under this Plan to US Taxpayers may be non- qualified stock options or, in the case of US Taxpayers who are key employees, incentive stock options qualifying under Section 422 of the Code (“ISOs”). Each Option shall be designated in the Award agreement as either an ISO or a non-qualified stock option, and if no designation is made, the Option will be a non-qualified stock option. The Company shall not be liable to any Participant or to any other Person if it is determined that an Option intended to be an ISO does not qualify as an ISO.

8.2	ISOs

Subject to any limitations in Section 7.1, the aggregate number of Shares reserved for issuance in respect of granted ISOs shall not exceed 15% of the outstanding issue as of the Effective Date, and the terms and conditions of any ISOs granted to a US Taxpayer on the Date of Grant hereunder, including the eligible recipients of ISOs, shall be subject to the provisions of Section 422 of the Code, and the terms, conditions, limitations and administrative procedures established by the Board from time to time in accordance with this Plan. At the discretion of the Board, ISOs may be granted to any employee of the Company, or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Sections 424(e) and (f) of the Code. No ISOs may be granted more than ten (10) years after the earlier of (i) the date on which the Board adopts the most recent amendment and restatement of the Plan, or (ii) the date on which the shareholders of the Company approve such most recent amendment and restatement of the Plan. An ISO may be exercised during the Participant’s lifetime only by such the Participant. An ISO may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by the Participant, except by will or by the laws of descent and distribution.

8.3	ISO Term and Exercise Price; Grants to 10% Shareholders

Notwithstanding anything to the contrary in this Plan, the term of an ISO shall not exceed ten (10) years, and the Exercise Price of an ISO shall be not less than one hundred percent (100%) of the Fair Market Value on the applicable grant date; provided, however, that if an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Company or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Section 424(e) and (f) of the Code, on the Date of Grant, the term of the ISO shall not exceed five years from the time of grant of such ISO and the Exercise Price shall be at least 110% of the Fair Market Value of the Shares subject to the ISO.

Sch B-14

8.4	$100,000 Per Year Limitation for ISOs

To the extent the aggregate Fair Market Value as at the Date of Grant of the Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Company) exceeds $100,000, such excess portions of the ISOs shall be treated as non-qualified stock options.

8.5	Disqualifying Dispositions

Each person awarded an ISO under this Plan shall notify the Company in writing immediately after the date he or she makes a disposition or transfer of any Shares acquired pursuant to the exercise of such ISO if such disposition or transfer is made (a) within two years from the Date of Grant or (b) within one year after the date such person acquired the Shares. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the person in such disposition or other transfer. The Company may, if determined by the Board and in accordance with procedures established by it, retain possession of any Shares acquired pursuant to the exercise of an ISO as agent for the applicable person until the end of the later of the periods described in (a) or (b) above, subject to complying with any instructions from such person as to the sale of such Shares.

8.6	ISO Status Following Termination of Employment

An ISO shall be exercisable in accordance with its terms under the Plan and the applicable Award agreement or certificate awarding the ISO. However, in order to retain its treatment as an ISO for U.S. federal income tax purposes, the ISO must be exercised within the time periods set forth below. If an ISO is not exercised within the time periods below, but the Option otherwise would remain exercisable following such time periods pursuant to the terms of the Award agreement, then, following the expiration of the time periods below without exercise the ISO will be converted to a non-qualified stock option.

(a)	If a Participant who has been granted an ISO ceases to be an employee for any reason other than the death or Disability of such Participant, such ISO must be exercised (to the extent such ISO was exercisable on the date of termination) by such Participant within three months following the date of termination (but in no event beyond the Expiry Date of such ISO).

(b)	If a Participant who has been granted an ISO ceases to be an employee due to the Disability of such Participant or death of such Participant or such Participant dies within three months of the date he ceases to be an employee, such ISO must be exercised (to the extent it is exercisable by its terms) by the date that is one year following the date of such disability or one year following the date of death, but in no event beyond the Expiry Date of such ISO.

(c)	For purposes of this Section 8.6, the employment of a Participant who has been granted an ISO will not be considered interrupted or terminated upon sick leave, military leave or any other leave of absence approved by the Company that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any parent or subsidiary of the Company as defined in Code Sections 424(e) and (f)) to another office of the Company (or of any such parent or subsidiary) or a transfer between the Company and any such parent or subsidiary.

For US Taxpayers, “Disability” shall have the meaning set forth in Section 22(e)(3) of the Code.

Sch B-15

8.7	Shareholder Approval for ISO Purposes

In the event the Plan is not approved by the shareholders of the Company in accordance with the requirements of Section 422 of the Code within twelve (12) months of the date of adoption of the Plan (or the date of any later restatement of the Plan that adds or changes ISO provisions requiring shareholder approval), Options otherwise designated as ISOs will be non-qualified stock options.

8.8	Section 409A of the Code

(a)	Awards granted under this Plan will be construed and interpreted to be exempt from, or where not so exempt, to comply with Section 409A of the Code to the extent required to preserve the intended tax consequences of such Awards under this Plan. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, it is intended that the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code. The Company reserves the right to amend this Plan and any Award agreement to the extent it reasonably determines is necessary in order to preserve the intended tax consequences of this Plan in light of Section 409A of the Code. Notwithstanding the above, in no event will the Company or any of its subsidiaries or Affiliates be liable for any tax, interest or penalties that may be imposed on a Participant under Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(b)	All terms of the Plan that are undefined or ambiguous must be interpreted in a manner that complies with Section 409A of the Code if necessary to comply with Section 409A of the Code.

(c)	The Board, in its sole discretion, may permit the acceleration of the time or schedule of payment of a US Taxpayer’s vested Awards in the Plan under circumstances that constitute permissible acceleration events under Section 409A of the Code.

(d)	Notwithstanding anything in the Plan or any Award agreement to the contrary, to the extent that any amount or benefit that constitutes a “nonqualified deferred compensation plan” under Section 409A of the Code and applicable guidance thereunder is otherwise payable or distributable to a Participant under the Plan or any Award agreement solely by reason of the occurrence of a change in control or due to the Participant’s Disability or “Separation from Service”, such amount or benefit will not be payable or distributable to the Participant by reason of such circumstance unless the Board determines in good faith that (i) the circumstances giving rise to such change in control event, Disability or Separation from Service meet the definition of a change in control event, Disability, or Separation from Service, as the case may be, in Section 409A(a)(2)(A) of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short term deferral exemption or otherwise. In order to comply with both Canadian and U.S. tax rules, Deferred Share Units and Restricted Stock Rights will be structured so that the designated settlement/payment date (the “Scheduled Payment Date”) for such Award will in all cases be no later than the final business day of the third calendar year following the year in which the Award is granted, and settlement will in fact occur by such final business day. Further, to the extent that any Deferred Share Units or Restricted Stock Rights constitute a “nonqualified deferred compensation plan” under Section 409A of the Code, then as to any Participant: (i) who is a US Taxpayer, (ii) who is a Specified Employee at the time of his Separation from Service, and (iii) whose Deferred Share Units or Restricted Stock Rights would by its terms be settled earlier than the Scheduled Payment Date as a result of his or her Separation from Service, settlement will occur on the earlier of the date that is six months and one day following the date of Separation from Service and the Scheduled Payment Date as permitted under Section 409A of the Code.

Sch B-16

8.9	Section 83(b) Election

If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Shares subject to vesting or other forfeiture conditions, the Participant shall be required to promptly file a copy of such election with the Company.

PART 9

ADMINISTRATION OF THIS PLAN

9.1	~~8.1~~ Administration by the Board

(a)	Unless otherwise determined by the Board, this Plan shall be administered by the Board or a Board committee designated by the Board.

(b)	The Board (or Board committee, as the case may be) shall have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan, to:

(i)	adopt and amend rules and regulations relating to the administration of this Plan and make all other determinations necessary or desirable for the administration of this Plan. The interpretation and construction of the provisions of this Plan and related agreements by the Board (or Board committee, as the case may be) shall be final and conclusive. The Board (or Board committee, as the case may be) may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry this Plan into effect and it shall be the sole and final judge of such expediency;

(ii)	determine and designate from time to time the individuals to whom Awards shall be made, the amounts of the Awards and the other terms and conditions of the Awards;

(iii)	delegate any of its responsibilities or powers under this Plan to a Board committee; and

(iv)	otherwise exercise the powers under this Plan as set forth herein.

Sch B-17

SCHEDULE “C”

ARTICLE AMENDMENT

Name was changed to Optimi Health Corp.

on 8/17/2020

OPTIMI HEALTH CORP.

~~1251418~~	~~B.C. LTD.~~

(the “Company”)

The Company has as its articles the following articles.

Full name and signature of each incorporator	Date of signing

/s/ MICHAEL STIER	May 26, 2020
MICHAEL STIER

Number:	BC1251418

OPTIMI HEALTH CORP.

~~1251418~~	~~B.C. LTD.~~

(the “Company”)

Sch C-i

6.	TRANSMISSION OF SHARES		6

	6.1	Legal Personal Representative Recognized on Death	6
	6.2	Rights of Legal Personal Representative	6

7.	ACQUISITION OF COMPANY’S SHARES		6

	7.1	Company Authorized to Purchase or Otherwise Acquire Shares	6
	7.2	No Purchase, Redemption or Other Acquisition When Insolvent	7
	7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares	7

8.	BORROWING POWERS		7

9.	ALTERATIONS		7

	9.1	Alteration of Authorized Share Structure	7
	9.2	Special Rights or Restrictions	8
	9.3	Change of Name	8
	9.4	Other Alterations	9

10.	MEETINGS OF SHAREHOLDERS		9

	10.1	Annual General Meetings	9
	10.2	Resolution Instead of Annual General Meeting	~~8~~9
	10.3	Calling of Meetings of Shareholders	9
	10.4	Notice for Meetings of Shareholders	9
	10.5	Notice of Resolution to which Shareholders May Dissent	10
	10.6	Record Date for Notice	10
	10.7	Record Date for Voting	~~9~~10
	10.8	Failure to Give Notice and Waiver of Notice	10
	10.9	Notice of Special Business at Meetings of Shareholders	10

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS		11

	11.1	Special Business	11
	11.2	Special Majority	11
	11.3	Quorum	11
	11.4	One Shareholder May Constitute Quorum	12
	11.5	Persons Entitled to Attend Meeting	12
	11.6	Requirement of Quorum	12
	11.7	Lack of Quorum	1~~1~~2
	11.8	Lack of Quorum at Succeeding Meeting	12
	11.9	Chair	12
	11.10	Selection of Alternate Chair	13
	11.11	Adjournments	13
	11.12	Notice of Adjourned Meeting	13
	11.13	Decisions by Show of Hands or Poll	13
	11.14	Declaration of Result	1~~2~~3
	11.15	Motion Need Not be Seconded	13
	11.16	Casting Vote	13
	11.17	Manner of Taking Poll	13
	11.18	Demand for Poll on Adjournment	14
	11.19	Chair Must Resolve Dispute	14
	11.20	Casting of Votes	14
	11.21	Demand for Poll	14
	11.22	Demand for Poll Not to Prevent Continuance of Meeting	1~~3~~4
	11.23	Retention of Ballots and Proxies	1~~3~~4

Sch C-ii

12.	VOTES OF SHAREHOLDERS		14

	12.1	Number of Votes by Shareholder or by Shares	14
	12.2	Votes of Persons in Representative Capacity	15
	12.3	Votes by Joint Holders	15
	12.4	Legal Personal Representatives as Joint Shareholders	15
	12.5	Representative of a Corporate Shareholder	1~~4~~5
	12.6	When Proxy Holder Need Not Be Shareholder	16
	12.7	When Proxy Provisions Do Not Apply to All Companies	16
	12.8	Appointment of Proxy Holders	1~~5~~6
	12.9	Alternate Proxy Holders	16
	12.10	Deposit of Proxy	16
	12.11	Validity of Proxy Vote	17
	12.12	Form of Proxy	17
	12.13	Revocation of Proxy	18
	12.14	Revocation of Proxy Must Be Signed	18
	12.15	Chair May Determine Validity of Proxy	18
	12.16	Production of Evidence of Authority to Vote	18

13.	DIRECTORS		1~~7~~8

	13.1	First Directors; Number of Directors	1~~7~~8
	13.2	Change in Number of Directors	19
	13.3	Directors’ Acts Valid Despite Vacancy	19
	13.4	Qualifications of Directors	19
	13.5	Remuneration of Directors	19
	13.6	Reimbursement of Expenses of Directors	1~~8~~9
	13.7	Special Remuneration for Directors	1~~8~~9
	13.8	Gratuity, Pension or Allowance on Retirement of Director	19

14.	ELECTION AND REMOVAL OF DIRECTORS		20

	14.1	Election at Annual General Meeting	20
	14.2	Consent to be a Director	20
	14.3	Failure to Elect or Appoint Directors	20
	14.4	Places of Retiring Directors Not Filled	~~19~~20
	14.5	Directors May Fill Casual Vacancies	21
	14.6	Remaining Directors’ Power to Act	21
	14.7	Shareholders May Fill Vacancies	21
	14.8	Additional Directors	21
	14.9	Ceasing to be a Director	2~~0~~1
	14.10	Removal of Director by Shareholders	21
	14.11	Removal of Director by Directors	22

15.	ALTERNATE DIRECTORS		22

	15.1	Appointment of Alternate Director	22
	15.2	Notice of Meetings	22
	15.3	Alternate for More Than One Director Attending Meetings	22
	15.4	Consent Resolutions	2~~1~~2
	15.5	Alternate Director Not an Agent	23
	15.6	Revocation of Appointment of Alternate Director	23
	15.7	Ceasing to be an Alternate Director	23
	15.8	Remuneration and Expenses of Alternate Director	23

Sch C-iii

16.	POWERS AND DUTIES OF DIRECTORS		23

	16.1	Powers of Management	23
	16.2	Appointment of Attorney of Company	2~~2~~3

17.	DISCLOSURE OF INTEREST OF DIRECTORS		24

	17.1	Obligation to Account for Profits	24
	17.2	Restrictions on Voting by Reason of Interest	24
	17.3	Interested Director Counted in Quorum	24
	17.4	Disclosure of Conflict of Interest or Property	24
	17.5	Director Holding Other Office in the Company	24
	17.6	No Disqualification	24
	17.7	Professional Services by Director or Officer	2~~3~~4
	17.8	Director or Officer in Other Corporations	2~~3~~4

18.	PROCEEDINGS OF DIRECTORS		25

	18.1	Meetings of Directors	25
	18.2	Voting at Meetings	25
	18.3	Chair of Meetings	25
	18.4	Meetings by Telephone or Other Communications Medium	25
	18.5	Calling of Meetings	2~~4~~6
	18.6	Notice of Meetings	26
	18.7	When Notice Not Required	26
	18.8	Meeting Valid Despite Failure to Give Notice	26
	18.9	Waiver of Notice of Meetings	26
	18.10	Quorum	26
	18.11	Validity of Acts Where Appointment Defective	2~~5~~6
	18.12	Consent Resolutions in Writing	2~~5~~7

19.	EXECUTIVE AND OTHER COMMITTEES		27

	19.1	Appointment and Powers of Executive Committee	27
	19.2	Appointment and Powers of Other Committees	27
	19.3	Obligations of Committees	28
	19.4	Powers of Board	28
	19.5	Committee Meetings	28

20.	OFFICERS		2~~7~~8

	20.1	Directors May Appoint Officers	2~~7~~8
	20.2	Functions, Duties and Powers of Officers	2~~7~~9
	20.3	Qualifications	29
	20.4	Remuneration and Terms of Appointment	29

21.	INDEMNIFICATION		29

	21.1	Definitions	29
	21.2	Mandatory Indemnification of Directors	2~~8~~9
	21.3	Permitted Indemnification	3~~8~~0
	21.4	Non-Compliance with Business Corporations Act	30
	21.5	Company May Purchase Insurance	30

Sch C-iv

22.	DIVIDENDS		30

	22.1	Payment of Dividends Subject to Special Rights	30
	22.2	Declaration of Dividends	30
	22.3	No Notice Required	30
	22.4	Record Date	~~29~~30
	22.5	Manner of Paying Dividend	~~29~~31
	22.6	Settlement of Difficulties	31
	22.7	When Dividend Payable	31
	22.8	Dividends to be Paid in Accordance with Number of Shares	31
	22.9	Receipt by Joint Shareholders	31
	22.10	Dividend Bears No Interest	31
	22.11	Fractional Dividends	31
	22.12	Payment of Dividends	31
	22.13	Capitalization of Surplus	3~~0~~2

23.	ACCOUNTING RECORDS AND AUDITOR		32

	23.1	Recording of Financial Affairs	32
	23.2	Inspection of Accounting Records	32
	23.3	Remuneration of Auditor	32

24.	NOTICES		32

	24.1	Method of Giving Notice	32
	24.2	Deemed Receipt of Mailing	33
	24.3	Certificate of Sending	33
	24.4	Notice to Joint Shareholders	33
	24.5	Notice to Legal Personal Representatives and Trustees	33
	24.6	Undelivered Notices	3~~2~~4

25.	SEAL		34

	25.1	Who May Attest Seal	34
	25.2	Sealing Copies	34
	25.3	Mechanical Reproduction of Seal	34

26.	PROHIBITIONS		34

	26.1	Definitions	34
	26.2	Application	35
	26.3	Consent Required for Transfer of Shares or Transferred Restricted Securities	35

27.	ADVANCE NOTICE PROVISIONS		35

	27.1	Nomination of Directors	35
	27.2	Application	3~~6~~8

28.	SPECIAL RIGHTS OR RESTRICTIONS ATTACHING TO PREFERRED SHARES		38

	28.1	Preferred Shares	38
	28.2	Voting	38
	28.3	Dividends	38
	28.4	Winding-up	38
	28.5	Series of Preferred Shares	39

Sch C-v

OPTIMI HEALTH CORP.

(the “Company”)

1.	INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(a)	“appropriate person” has the meaning assigned in the Securities Transfer Act;

(b)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(c)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(e)	“legal personal representative” means the personal or other legal representative of the shareholder;

(f)	“protected purchaser” has the meaning assigned in the Securities Transfer Act;

(g)	“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(h)	“seal” means the seal of the Company, if any;

(i)	“securities legislation” means statutes concerning the regulation of securities markets and trading in securities and the regulations, rules, forms and schedules under those statutes, all as amended from time to time, and the blanket rulings and orders, as amended from time to time, issued by the securities commissions or similar regulatory authorities appointed under or pursuant to those statutes; “Canadian securities legislation” means the securities legislation in any province or territory of Canada and includes the Securities Act (British Columbia); and “U.S. securities legislation” means the securities legislation in the federal jurisdiction of the United States and in any state of the United States and includes the Securities Act of 1933 and the Securities Exchange Act of 1934;

(j)	“Securities Transfer Act” means the Securities Transfer Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

Sch C-1

2.	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Certificate or Acknowledgment

Unless the shares of which the shareholder is the registered owner are uncertificated shares, each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(a)	order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(b)	issue a replacement share certificate or acknowledgment, as the case may be.

2.6	Replacement of Lost, Destroyed or Wrongly Taken Certificate

If a person entitled to a share certificate claims that the share certificate has been lost, destroyed or wrongfully taken, the Company must issue a new share certificate, if that person:

(a)	so requests before the Company has notice that the share certificate has been acquired by a protected purchaser;

(b)	provides the Company with an indemnity bond sufficient in the Company’s judgment to protect the Company from any loss that the Company may suffer by issuing a new certificate; and

(c)	satisfies any other reasonable requirements imposed by the directors.

Sch C-2

A person entitled to a share certificate may not assert against the Company a claim for a new share certificate where a share certificate has been lost, apparently destroyed or wrongfully taken if that person fails to notify the Company of that fact within a reasonable time after that person has notice of it and the Company registers a transfer of the shares represented by the certificate before receiving a notice of the loss, apparent destruction or wrongful taking of the share certificate.

2.7	Recovery of New Share Certificate

If, after the issue of a new share certificate, a protected purchaser of the original share certificate presents the original share certificate for the registration of transfer, then in addition to any rights on the indemnity bond, the Company may recover the new share certificate from a person to whom it was issued or any person taking under that person other than a protected purchaser.

2.8	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as represented by the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.9	Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.8, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.10	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.	ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

Sch C-3

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(a)	consideration is provided to the Company for the issue of the share by one or more of the following:

(i)	past services performed for the Company;

(ii)	property;

(iii)	money; and

(b)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	SHARE REGISTERS

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2	Closing Register

The Company must not at any time close its central securities register.

Sch C-4

5.	SHARE TRANSFERS

5.1	Registering Transfers

Subject to the Business Corporations Act, a transfer of a share of the Company must not be registered unless the Company or the transfer agent or registrar for the class or series of share to be transferred has received:

(a)	in the case of a share certificate that has been issued by the Company in respect of the share to be transferred, that share certificate and a written instrument of transfer (which may be on a separate document or endorsed on the share certificate) made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(b)	in the case of a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate that has been issued by the Company in respect of the share to be transferred, a written instrument of transfer that directs that the transfer of the shares be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person;

(c)	in the case of a share that is an uncertificated share, a written instrument of transfer that directs that the transfer of the share be registered, made by the shareholder or other appropriate person or by an agent who has actual authority to act on behalf of that person; and

(d)	such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, that the written instrument of transfer is genuine and authorized and that the transfer is rightful or to a protected purchaser.

5.2	Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company’s share certificates or in any other form that may be approved by the directors or the transfer agent for the class or series of shares to be transferred.

5.3	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)	in the name of the person named as transferee in that instrument of transfer; or

(b)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Sch C-5

5.5	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In the case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require the original grant of probate or letters of administration or a court certified copy of them or the original or a court certified or authenticated copy of the grant of representation, will, order or other instrument or other evidence of the death under which title to the shares or securities is claimed to vest.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, if appropriate evidence of appointment or incumbency within the meaning of s. 87 of the Securities Transfer Act has been deposited with the Company. This Article 6.2 does not apply in the case of the death of a shareholder with respect to shares registered in the shareholder’s name and the name of another person in joint tenancy.

7.	ACQUISITION OF COMPANY’S SHARES

7.1	Company Authorized to Purchase or Otherwise Acquire Shares

Subject to Article 7.2, the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Sch C-6

7.2	No Purchase, Redemption or Other Acquisition When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)	the Company is insolvent; or

(b)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased, Redeemed or Otherwise Acquired Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)	is not entitled to vote the share at a meeting of its shareholders;

(b)	must not pay a dividend in respect of the share; and

(c)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

The Company, if authorized by the directors, may:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.	ALTERATIONS

9.1	Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

By directors’ resolution or by ordinary resolution, in each case determined by the directors:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

Sch C-7

(c)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)	if the Company is authorized to issue shares of a class of shares with par value:

(i)	decrease the par value of those shares; or

(ii)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)	alter the identifying name of any of its shares; ~~or~~

(g)	by ordinary resolution otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act; or

(h)	if no preferred shares are issued, amend or add to the special rights and restrictions attached to any preferred shares, including but without limiting or restricting the generality of the foregoing, the rate or amount of dividends (whether cumulative, non-cumulative or partially cumulative), the terms and conditions of any redemption, retraction, conversion or exchange rights;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly.

9.2	Special Rights or Restrictions

Subject to the Business Corporations Act, the Company may:

By directors’ resolution or by ordinary resolution, in each case as determined by the directors:

(a)	create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)	vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

(c)	by special resolution of the shareholders of the class or series affected, do any of the acts in (a) and (b) above, if any of the shares of the class or series of shares have been issued.

9.3	Change of Name

The Company may by resolution of the board of directors authorize an alteration to its Notice of Articles in order to change its name and may, by ordinary resolution or directors’ resolution, adopt or change any translation of that name.

Sch C-8

9.4	Other Alterations

The Company, save as otherwise provided by these articles and subject to the Business Corporations Act, may:

(a)	by directors’ resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors’ powers, control or authority; and

(b)	if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, at any time, call a meeting of shareholders to be held at such time and place as may be determined by the directors.

10.4	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

Sch C-9

10.5	Notice of Resolution to which Shareholders May Dissent

The Company must send to each of its shareholders, whether or not their shares carry the right to vote, a notice of any meeting of shareholders at which a resolution entitling shareholders to dissent is to be considered specifying the date of the meeting and containing a statement advising of the right to send a notice of dissent together with a copy of the proposed resolution at least the following number of days before the meeting:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)	if and for so long as the Company is a public company, 21 days;

(b)	otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or agree to reduce the period of that notice. Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(a)	state the general nature of the special business; and

(b)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Sch C-10

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(a)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)	at an annual general meeting, all business is special business except for the following:

(i)	business relating to the conduct of or voting at the meeting;

(ii)	consideration of any financial statements of the Company presented to the meeting;

(iii)	consideration of any reports of the directors or auditor;

(iv)	the setting or changing of the number of directors;

(v)	the election or appointment of directors;

(vi)	the appointment of an auditor;

(vii)	the setting of the remuneration of an auditor;

(viii)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights or restrictions attached to the shares of any class or series of shares and to Article 11.4, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Sch C-11

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Persons Entitled to Attend Meeting

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any other persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Business Corporations Act or these Articles to be present at the meeting, but if any of those persons does attend the meeting , that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)	the chair of the board, if any; or

(b)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Sch C-12

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose one of their number to be chair of the meeting or if all of the directors present decline to take the chair or fail to so choose or if no director is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In the case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(a)	the poll must be taken:

(i)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)	in the manner, at the time and at the place that the chair of the meeting directs;

Sch C-13

(b)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of the meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(a)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

Sch C-14

(b)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(a)	any one of the joint shareholders may vote at any meeting, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)	if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5	Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)	for that purpose, the instrument appointing a representative must be received:

(i)	at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(ii)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b)	if a representative is appointed under this Article 12.5:

(i)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

Sch C-15

(ii)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6	When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(a)	the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 2.5;

(b)	the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting;

(c)	the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting; or

(d)	the Company is a public company or is a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of these Articles or to which the Statutory Reporting Company Provisions apply.

12.7	When Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or is a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of these Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.8 to 12.16 apply only insofar as they are not inconsistent with any Canadian securities legislation applicable to the Company or any rules of an exchange on which securities of the Company are listed.

12.8	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.9	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.10	Deposit of Proxy

A proxy for a meeting of shareholders must:

(a)	be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)	unless the notice provides otherwise, be received at the meeting, by the chair of the meeting or adjourned meeting or to a person designated by the chair of the meeting or adjourned meeting.

Sch C-16

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.12	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): __________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder – printed]

Sch C-17

12.13	Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is received:

(a)	at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)	at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.14	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(a)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15	Chair May Determine Validity of Proxy

The chair of any meeting of shareholders may determine whether or not a proxy deposited for use at the meeting, which may not strictly comply with the requirements of this Part 12 as to form, execution, accompanying documentation, time of filing or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

12.16	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(a)	subject to paragraphs (b) and (c), the number of directors that is equal to the number of the Company’s first directors;

(b)	if the Company is a public company, the greater of three and the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4;

Sch C-18

(c)	if the Company is not a public company, the most recently set of:

(i)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(b)(i) or 13.1(c)(i):

(a)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Sch C-19

14.	ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(a)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(a)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(b)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors

If:

(a)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(b)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors; then each director then in office continues to hold office until the earlier of:

(c)	when his or her successor is elected or appointed; and

(d)	when he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Sch C-20

14.5	Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors’ Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(a)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(a), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(a)	the term of office of the director expires;

(b)	the director dies;

(c)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)	the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Sch C-21

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	ALTERNATE DIRECTORS

15.1	Appointment of Alternate Director

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2	Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3	Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)	will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)	has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)	will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(d)	has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4	Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

Sch C-22

15.5	Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6	Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7	Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(a)	his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b)	the alternate director dies;

(c)	the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d)	the alternate director ceases to be qualified to act as a director; or

(e)	his or her appointor revokes the appointment of the alternate director.

15.8	Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.	POWERS AND DUTIES OF DIRECTORS

16.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

Sch C-23

17.	DISCLOSURE OF INTEREST OF DIRECTORS

17.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

Sch C-24

18.	PROCEEDINGS OF DIRECTORS

18.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

18.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(a)	the chair of the board, if any;

(b)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)	any other director chosen by the directors if:

(i)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or (iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(a)	in person;

(b)	by telephone; or

(c)	with the consent of all directors who wish to participate in the meeting, by other communications medium;

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Sch C-25

18.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6	Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, or as provided in Article 18.7, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(a)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)	the director or alternate director, as the case may be, has waived notice of the meeting.

18.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9	Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director or unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director. Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Sch C-26

18.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents in writing to the resolution.

A consent in writing under this Article 18.12 may be by any written instrument, fax, email or any other method of transmitting legibly recorded messages in which the consent of the director is evidenced, whether or not the signature of the director is included in the record. A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of the directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.	EXECUTIVE AND OTHER COMMITTEES

19.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and, during the intervals between meetings of the board of directors all of the directors’ powers are delegated to the executive committee, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

19.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(a)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)	delegate to a committee appointed under paragraph (a) any of the directors’ powers, except:

(i)	the power to fill vacancies in the board of directors;

(ii)	the power to remove a director;

Sch C-27

(iii)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)	the power to appoint or remove officers appointed by the directors; and

(c)	make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

19.3	Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(a)	conform to any rules that may from time to time be imposed on it by the directors; and

(b)	report every act or thing done in exercise of those powers at such times as the directors may require.

19.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)	terminate the appointment of, or change the membership of, the committee; and

(c)	fill vacancies in the committee.

19.5	Committee Meetings

Subject to Article 19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(a)	the committee may meet and adjourn as it thinks proper;

(b)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)	a majority of the members of the committee constitutes a quorum of the committee; and

(d)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.	OFFICERS

20.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Sch C-28

20.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(a)	determine the functions and duties of the officer;

(b)	delegate to the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

20.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.	INDEMNIFICATION

21.1	Definitions

In this Article 21:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(c)	“expenses” has the meaning set out in the Business Corporations Act.

21.2	Mandatory Indemnification of Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

Sch C-29

21.3	Permitted Indemnification

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

21.4	Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles or, if applicable, any former Companies Act, does not invalidate any indemnity to which he or she is entitled under this Part 21.

21.5	Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(a)	is or was a director, alternate director, officer, employee or agent of the Company;

(b)	is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(c)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(d)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity; against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.	DIVIDENDS

22.1	Payment of Dividends Subject to Special Rights

The provisions of this Part 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may consider appropriate.

22.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

Sch C-30

22.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

22.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)	set the value for distribution of specific assets;

(b)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)	vest any such specific assets in trustees for the persons entitled to the dividend.

22.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10	Dividend Bears No Interest

No dividend bears interest against the Company.

22.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Sch C-31

22.13	Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

23.	ACCOUNTING RECORDS AND AUDITOR

23.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.3	Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

24.	NOTICES

24.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a)	mail addressed to the person at the applicable address for that person as follows:

(i)	for a record mailed to a shareholder, the shareholder’s registered address;

(ii)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the mailing address of the intended recipient;

(b)	delivery at the applicable address for that person as follows, addressed to the person:

(i)	for a record delivered to a shareholder, the shareholder’s registered address;

(ii)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)	in any other case, the delivery address of the intended recipient;

Sch C-32

(c)	unless the intended recipient is the auditor of the Company, sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)	unless the intended recipient is the auditor of the Company, sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)	physical delivery to the intended recipient.

24.2	Deemed Receipt of Mailing

A notice, statement, report or other record that is:

(a)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b)	faxed to a person to the fax number provided by that person referred to in Article is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(c)	e-mailed to a person to the e-mail address provided by that person referred to in Article 24.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed.

24.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf of the Company stating that a notice, statement, report or other record was sent in accordance with Article 24.1 is conclusive evidence of that fact.

24.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such records to the joint shareholder first named in the central securities register in respect of the share.

24.5	Notice to Legal Personal Representatives and Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)	mailing the record, addressed to them:

(i)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)	if an address referred to in paragraph (a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Sch C-33

24.6	Undelivered Notices

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to Article 24.1 and on each of those occasions any such record is returned because the shareholder cannot be located, the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

25.	SEAL

25.1	Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)	any two directors;

(b)	any officer, together with any director;

(c)	if the Company only has one director, that director; or

(d)	any one or more directors or officers or persons as may be determined by the directors.

25.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

25.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under Article 25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

26.	PROHIBITIONS

26.1	Definitions

In this Part 26:

(a)	“security” has the meaning assigned in the Securities Act (British Columbia);

Sch C-34

(b)	“transfer restricted security” means:

(i)	a share of the Company;

(ii)	a security of the Company convertible into shares of the Company;

(iii)	any other security of the Company which must be subject to restrictions on transfer in order for the Company to satisfy the requirement for restrictions on transfer under the “private issuer” exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the “private issuer” exemption.

26.2	Application

Article 26.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of these Articles or to which the Statutory Reporting Company Provisions apply.

26.3	Consent Required for Transfer of Shares or Transferred Restricted Securities

No share or other transfer restricted security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

27.	ADVANCE NOTICE PROVISIONS

27.1	Nomination of Directors

(a)	Nominations of persons for election to the Board may be made at any Annual Meeting of shareholders or at any Special Meeting of shareholders if one of the purposes for which the Special Meeting was called was the election of directors. In order to be eligible for election to the Board at any Annual Meeting or Special Meeting of shareholders, persons must be nominated in accordance with one of the following procedures:

(i)	by or at the direction of the Board or an authorized officer, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCA”), or a requisition of the shareholders made in accordance with the provisions of the BCA; or

(iii)	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 27.1 and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 27.1.

(b)	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give notice which is both timely (in accordance with paragraph (c) below) and in proper written form (in accordance with paragraph (d) below) to the Secretary of the Company at the principal executive offices of the Company.

Sch C-35

(c)	A Nominating Shareholder’s notice to the Secretary of the Company will be deemed to be timely if:

(i)	in the case of an Annual Meeting of shareholders, such notice is made not less than 30 nor more than 65 days prior to the date of the Annual Meeting of Shareholders; provided, however, that in the event that the Annual Meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the Annual Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the tenth (10th) day following the Notice Date; and

(ii)	in the case of a Special Meeting (which is not also an Annual Meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), such notice is made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the Special Meeting of Shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this paragraph (c).

For greater certainty, the time periods for the giving of notice by a Nominating Shareholder as aforesaid shall, in all cases, be determined based on the original date of the applicable Annual Meeting or Special Meeting, and in no event shall any adjournment or postponement of an Annual Meeting or Special Meeting or the announcement thereof commence a new time period for the giving of such notice.

(d)	A Nominating Shareholder’s notice to the Secretary of the Company will be deemed to be in proper form if:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director, such notice sets forth: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined in paragraph (g) below); and

(ii)	as to the Nominating Shareholder giving the notice, such notice sets forth any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined in paragraph (c) below).

(e)	The Company may require any proposed nominee for election as a Director to furnish such additional information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

Sch C-36

(f)	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 27.1; provided, however, that nothing in this Article 27.1 shall be deemed to restrict or preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual Meeting or Special Meeting of any matter that is properly brought before such meeting pursuant to the provisions of the BCA or at the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether any nomination for election of a director was made in accordance with the procedures set forth in this Article 27.1 and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

(g)	For purposes of this Article 27:

(i)	“Annual Meeting” means any annual meeting of Shareholders;

(ii)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such laws and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar securities regulatory authority of each province and territory of Canada;

(iii)	“BCA” means the Business Corporations Act (British Columbia), as amended;

(iv)	“Board” means the board of directors of the Company as constituted from time to time;

(v)	“Common Shares” means common shares in the capital of the Company;

(vi)	“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com;

(vii)	“Shareholder” means a holder of Commons Shares; and

(viii)	“Special Meeting” means any special meeting of Shareholders if one of the purposes for which such meeting is called is the election of directors.

(h)	Notwithstanding any other provision of this Article 27.1, notice given to the Secretary of the Company pursuant to this Article 27.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Company for purposes of this Article 27.1), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

Sch C-37

27.2	Application

(a)	Article 27.1 does not apply to the Company in the following circumstances:

(i)	if and for so long as the Company is not a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply; or

(ii)	to the election or appointment of a director or directors in the circumstances set forth in Article 14.7.

(b)	Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or make or cause to be delivered or made all such filings and documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

28.	SPECIAL RIGHTS OR RESTRICTIONS ATTACHING TO PREFERRED SHARES

28.1	Preferred Shares

The preferred shares of the Company shall consist of an unlimited number of shares designated as “Preferred Shares”. The special rights or restrictions attaching to the preferred shares are those provided in this Article 28.

28.2	Voting

Subject to the provisions of the Business Corporations Act, the holders of the preferred shares shall not, as such, have any right to attend and vote at all meetings of, the shareholders of the Company, nor shall they be entitled, as such, to notice of or to attend shareholders’ meetings other than a meeting of the class of shareholders holding preferred shares. In the event the preferred shares are entitled to vote at a meeting of the class of shareholders holding preferred shares, the majority of votes that is required for the Company to pass a separate special resolution of the shareholders holding preferred shares is two-thirds of the votes cast on the resolution.

28.3	Dividends

The holders of the preferred shares shall be entitled to receive, and the Company shall pay in equal amounts per share on the preferred shares, at the time outstanding, without preference or distinction, such non-cumulative dividends as the directors of the Company may from time to time declare in their absolute discretion.

28.4	Winding-up

In the event of the winding-up or dissolution of the Company, whether voluntary or involuntary, the holders of the preferred shares shall be entitled to receive before any distribution of any part of the assets of the Company to the holders of the common shares, an amount set forth in the Articles in respect of such shares and any dividends declared thereon and unpaid and no more, unless otherwise determined by the directors of the Company prior to the issuance of such shares.

Sch C-38

28.5	Series of Preferred Shares

The preferred shares may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by the directors of the Company. The directors of the Company may, before issuance and subject to this Article 28, determine the special rights and restrictions attaching to the preferred shares of each series including, without limiting the generality of the foregoing:

(a)	the rate, amount or method of calculation of any dividends, whether cumulative, non-cumulative or partially cumulative, and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment, the date or dates and place or places of payment thereof and the date or dates from which any such dividends shall accrue and any preference of such dividends;

(b)	any rights of redemption and/or purchase and the redemption or purchase prices and terms and conditions of any such rights;

(c)	any rights of retraction vested in the holders of preferred shares of such series and the prices and terms and conditions of any such rights and whether any other rights of retraction may be vested in such holders in the future;

(d)	any conversion rights;

(e)	any rights to receive the remaining property of the Company upon dissolution, liquidation or winding-up and the amount and preference of any such rights; and

(f)	any other provisions attaching to any such series of the preferred shares;

subject to the directors filing amended Notice of Articles and Articles to designate such a series of preferred shares with the registrar appointed under the Business Corporations Act.

Sch C-39